82-4345

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

RECEIVED
2006 MAY 11 A 10:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

IR 01-480054

06013331

December 13, 2005

Division of Corporation Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

SUPPL

Re: The Siam Commercial Bank Public Company Limited Information Furnished pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934

Dear Sirs,

In accordance with the reporting obligations of the Siam Commercial Bank Public Company Limited to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are pleased to enclose herewith:

Information furnished to public and filed with the SET:

1. Documents made or required to make public and filed or required to file with the SET translated into English
2. The Bank's Audited Financial Statements for The Quarters and Nine-Month Periods Ended September 30, 2005

Information furnished to shareholders:

3. Summaries of all press releases and materials published or distributed to shareholders translated into English

PROCESSED
MAY 12 2006
THOMSON FINANCIAL

Yours sincerely,
Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Senior Vice President
Investor Relations Division

Investor Relations Division, Finance Group
Tel. (66) 2 544 4222
Email: investor.relations@scb.co.th

Documents made or required making public and filed or required to file with the SET translated into English. Below are lists of information furnished to public and filed with the SET since September 2005 to November 2005.

Document No.	Date Published or Distributed	Document
1	Nov 25, 2005	Acquisition of Thai Mercantile Marine Co.,Ltd.'s common shares from debt restructuring
2	Nov 24, 2005	Investment in ordinary shares of Ratchayothin Capital Services Co.,Ltd.
3	Nov 21, 2005	Summary statement of assets and liabilities as of October 31, 2005
4	Nov 21, 2005	Divestment in ordinary shares of Siam Cosmos Service Co.,Ltd.
5	Nov 17, 2005	Divestment in ordinary shares of Sub Sri Thai Warehouse Plc.
6	Nov 14, 2005	Management discussion & analysis for quarter 3/2005 ended September 30, 2005
7	Oct 20, 2005	The result of conversion of subordinated convertible debentures
8	Oct 17, 2005	Press release of 3Q/2005 operating result
9	Oct 17, 2005	Summary statement of assets and liabilities as of September 30, 2005
10	Oct 5, 2005	The result of conversion of preferred shares into ordinary shares

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Ref. : EQI. 480629

Date : November 25, 2005

Subject : Acquisition of Thai Mercantile Marine Limited's common shares from debt restructuring

To : The President of the Stock Exchange of Thailand

SCB would like to inform SET that SCB received 61,749 shares of Thai Mercantile Marine Limited from company's debt restructuring. The details of which are as follows:

Transaction Date	:	November 24, 2005
Involved Parties	:	Transferee – Siam Commercial Bank PCL. Transferor – Thai Mercantile Marine Limited
Transaction Assets	:	Common shares of Thai Mercantile Marine Limited
Objective	:	Debt repayment
Type of Business	:	Harbor, Shipyard
Registered Capital	:	150.29 Million Baht
Paid up Capital	:	150.29 Million Baht
Par Value	:	1,000.00 Baht per share
Transaction Description	:	SCB received 61,749 common shares (41.09 percent of paid-up capital) of Thai Mercantile Marine Limited. The total value of this transaction was 1 Baht.
Percentage of Shares	:	41.09%
Transaction Size	:	0.0139% of SCB's net tangible assets, hence it does not come under the SET rule on acquisition and disposal of assets or the SET rule on connected transaction.

Yours sincerely,

(Mr.Veerathai Santiprabhob)

EVP, Division Head, Corporate Bank-Strategic Planning Division

สายบริหารการลงทุนตราสารทุน โทร. 0-2544-2305-9

ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ ทะเบียนเลขที่ "บมจ.84" 9 ถนนรัชดาภิเษก แขวงลาดยาว เขตจตุจักร กรุงเทพฯ 10900 โทร. (0) 2544 1111

Siam Commercial Bank PCL. Head Office : 9 Ratchadapisek Road, Jatujak, Bangkok 10900 Thailand Tel. (0) 2544 1111

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

EQ 480627

November 24, 2005

The President of the Stock Exchange of Thailand

SCB would like to inform you that SCB Capital Service Co., Ltd. has invested in Ratchayothin Capital Services Co., Ltd.

Transaction Date	: 13 October 2005
Investor	: SCB Capital Services Co.,Ltd which is SCB' s subsidiary company. SCB owns 100% of SCB Securities Co.,Ltd, which in tern owns 100% of SCB Capital Services Co.,Ltd
Transaction Asset	: Ordinary shares of Ratchayothin Capital Services Co.,Ltd.
Objective	: For long term investment
Type of Business	: Asset management company
Registered Capital	: 1,000,000 Baht divided into 100,000 ordinary shares at par value of 10.00 Baht/share
Paid-up Capital	: 250,000 Baht divided into 100,000 ordinary shares at paid-up value of 2.50 Baht/share
Number of shares	: 99,993 ordinary shares
Price	: 2.50 Baht per share (paid-up 25% of the par value 10.00 Baht/share)
Value of Transaction	: 249,982.50 Baht
Percentage of shares	: 99.993% of registered and paid-up capital
Size of Transaction	: 0.00003% of SCB' s total assets, hence it does not come under SET rule on acquisition or disposal of assets and SET rule on connected transaction

Yours sincerely,

(Mr. Veerathai Santiprabhob)
EVP, Head of Corporate Bank-Strategic Planning Division

Equity Investment Division : Tel (02) 544-2301-4

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of October 31, 2005

Assets	Baht	Liabilities	Baht
Cash	19,124,442,192.01	Deposits	627,419,166,824.51
Interbank and money market items	58,180,524,117.95	Interbank and money market items	23,583,828,044.28
Securities purchased under resale agreements	3,500,000,000.00	Liabilities payable on demand	3,235,472,811.80
Investments in securities, net	111,031,553,107.97	Securities sold under repurchase agreements	-
(with obligations Baht 19,547,650,000.00)		Borrowings	18,301,298,389.44
Credit advances (net of allowance for doubtful accounts)	543,102,450,930.45	Bank's liabilities under acceptances	440,218,535.74
Accrued interest receivables	1,562,668,661.50	Other liabilities	23,053,508,059.53
Properties foreclosed	14,416,892,612.13	**Total Liabilities**	**696,033,492,665.30**
Customers' liabilities under acceptances	440,218,535.74	**Shareholders' Equity**	
Premises and equipment, net	21,666,154,610.60	Paid-up share capital	
Other assets	13,834,444,740.78	(registered share capital Baht 70,000,000,000.00)	33,991,921,980.00
		Reserves and net profit after appropriation	38,091,875,621.48
		Other reserves and profit and loss account	18,742,059,242.35
		Total Shareholders' Equity	**90,825,856,843.83**
Total Assets	**786,859,349,509.13**	**Total Liabilities and Shareholders' Equity**	**786,859,349,509.13**
Customers' liabilities under unmatured bills	5,244,561,146.13	Bank's liabilities under unmatured bills	5,244,561,146.13
Total	**792,103,910,655.26**	**Total**	**792,103,910,655.26**

	Baht
Non-Performing Loans As of 30 September 2005 (Quarterly)	67,526,122,000.00
(11.25 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 30 September 2005 (Quarterly)	40,599,750,000.00
Actual allowance for doubtful accounts	55,213,727,262.50
Loans to related parties	7,839,439,229.57
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	5,508,432,014.18
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	92,054,669,206.15
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	1,961,623,575.50
Total liabilities	2,936,266.84
Significant contingent liabilities	
Avals to bills and guarantees of loans	4,407,358,289.69
Letters of credit	10,078,092,106.04

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Ref. : EQI 480610

Date : 21 November 2005

Subject : SCB's divestment in Siam Cosmos Service Co., Ltd.

To : The President of the Stock Exchange of Thailand

SCB would like to inform you of its divestment in ordinary shares of Siam Cosmos Service Co., Ltd. as follows:

Transaction Date	:	18 November 2005
Involved Parties	:	Seller – Siam Commercial Bank PCL Buyer – ITOCHU Management (Thailand) Co., Ltd.
Transaction Assets	:	Ordinary shares of Siam Cosmos Service Co., Ltd.
Objective	:	To reduce investment in non-core business
Type of Business	:	Insurance Consultant
Registered and Paid-up Capital	:	6,000,000 Baht
Par Value	:	100 Baht per share
Transaction Description	:	Sale of ordinary share
Number of Shares	:	6,000 shares
Price	:	1,400 Baht per share
Total Value of Transaction	:	8,400,000 Baht
Percentage of Shares	:	Upon the completion of the transaction, SCB will no longer hold shares in Siam Cosmos Service Co., Ltd.
Transaction Size	:	0.008% of SCB's net tangible assets, hence it does not come under the SET rule on acquisition and disposal of assets or the SET rule on connected transaction.

Yours sincerely,

(Mr. Veerathai Santiprabhob)

EVP, Division Head, Corporate Bank- Strategic Planing Division

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Ref. : 480586

Date : 17 November 2005

Subject : SCB's divestment in Sub Sri Thai Warehouse Plc.

To : The President of the Stock Exchange of Thailand

SCB would like to inform you of its divestment in ordinary shares of Sub Sri Thai Warehouse Plc. as follows:

Transaction Date	:	17 November 2005
Involved Parties	:	Seller : Siam Commercial Bank PLC and its Executive comprising
		1) MR. MEECHAI KONGSANGCHAI 2) MR. NIMITR SAVETKAIROP
		3) MR. CHIRAVUTHI BUNYASIRI 4) MR. NIBONDH NAMDHAVAJ
		5) MR.MEECHAI ANGSURAT
		Buyer :
		1) MR. SUPASITH SUKANINDR
		2) MR. KAMOL EAWSIVIKUL
		3) MR. CHAMROON CHINTHAMMIT
		4) MRS. NAREERAT CHINTHAMMIT
		5) MR. CHALUSH CHINTHAMMIT
		6) MR. CHALEE CHINTHAMMIT
		7) MR. CHATRI CHINTHAMMIT
		8) MISS. KANIKAR CHINTHAMMIT
		9) MR. SOMCHAI CHINTHAMMIT
		10) MR. PRAPAS CHUTIMAVORAPHAND
		11) MRS. SUMITTRA CHUTIMAVORAPHAND
		12) MR. CHANACHAI CHUTIMAVORAPHAN
		13) MISS. YAOWANUCH CHUTIMAVORAPHAND
		14) MRS. YAOWALUK CHUTIMAVORAPHAND
		15) MRS. MONTANAT TAMSIRICHAI
		16) MR. THAWALWIT TAMSIRICHAI
		17) MISS DUANGDAO CHINTHAMMIT
		18) MISS DUANGKAE CHINTHAMMIT
Transaction Assets	:	Ordinary shares of Sub Sri Thai Warehouse Plc.
Objective	:	To reduce investment in non-core business
Type of Business	:	Warehouse

/2 Registered and Paid-up Capital

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Registered and Paid-up Capital	:	121,000,000 Baht
Par Value	:	10 Baht per share
Transaction Description	:	Sale of ordinary shares
Number of Shares	:	9,473,005 shares
Price	:	51.25 Baht per share
Total Value of Transaction	:	485,491,506.25 Baht
Percentage of Shares	:	After the completion of this transaction, SCB and its executive comprising 1) MR. MEECHAI KONGSANGCHAI 2) MR. NIMITR SAVETKAIROP 3) MR. CHIRAVUTHI BUNYASIRI 4) MR. NIBONDH NAMDHAVAJ 5) MR.MEECHAI ANGSURAT do not hold ordinary shares of Sub Sri Thai Warehouse Plc.
Transaction Size	:	The transaction size is 0.53% of SCB's net tangible assets, hence it does not come under the SET rule on acquisition and disposal of assets or the SET rule on connected transaction.

Yours sincerely,

(Mr.Veerathai Santiprabhob)
EVP, Division Head, Corporate Bank-Strategic Planning Division

Management Discussion and Analysis

For the third quarter and the nine months ended September 30, 2005

The Siam Commercial Bank Public Company Limited

The Siam Commercial Bank Public Company Limited
9 Ruchadapisek Road, Jatujak, Bangkok 10900 THAILAND
Tel. +66 2 544-1111, +66 2 937-7777
Website: www.scb.co.th
Investor Relations Division Email: investor.relations@scb.co.th
Tel. +66 2 544-4222
Reuter: SCB.BK, SCBf.BK, SCB_p.BK
Bloomberg: SCB TH, SCB/F TB, SCB/P TB, SCB/Q TB

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Management Discussion and Analysis

For the third quarter and the nine months ended September 30, 2005

This report discusses principal changes in the reviewed consolidated financial statements for the third quarter and the nine months ended September 30, 2005.

Operating Results

Consolidated, 3Q05 net profit was Bt5,273 million, up 23.4% qoq.

Net profit for the third quarter of 2005 (3Q05) was Baht 5,273 million, up Baht 1,000 million (23.4%qoq) from Baht 4,272 million in the previous quarter (2Q05) and up 45.0% from Baht 3,637 million in the corresponding period of last year (3Q04) due to increases in net interest and dividend income and non-interest income.

Net interest and dividend income increased by Baht 791 million from last quarter and Baht 1,522 million from the corresponding period last year. Non-interest income increased by Baht 764 million from last quarter and Baht 1,172 million from the corresponding period last year.

For the first nine months, net profit was Bt14,483 million, a slight decline from 9M04, due mainly to lower investment gain.

For the first nine months of 2005 (9M05), net profit was Baht 14,483 million, a slight decline from Baht 15,364 million in the corresponding period of last year. The decrease was due mainly to extraordinary investment gain of Baht 5,710 million booked last year. However, core operating results (excluding investment gain and loan loss reserve) increased 25.7% yoy from Baht 11,610 million to Baht 14,599 million as a result of expansion of revenue from both interest and dividend income (24.1% yoy) and non-interest income (excluding investment gain) (23.9% yoy).

(Consolidated)	3Q05 (Bt, million)	% qoq	% yoy	9M05 (Bt, million)	% yoy
Net Profit	5,273	23.4%	45.0%	14,483	-5.7%
Gain on investment	472	375.4%	2,991.7%	807	-85.9%
Loan loss reserve	286	-17.2%	-52.4%	924	-52.8%
Net profit from operation (excluding gain on investment)	5,087	6.2%	19.6%	14,599	25.7%

Net Interest and Dividend Income

Net interest and dividend income increased by 13.1% qoq.

Net interest and dividend income in 3Q05 was Baht 6,817 million, an increase of 13.1% qoq and 28.7% yoy.

Contributory factors were loan expansion and higher loan yield.

In this quarter, interest and dividend income was Baht 8,425 million, up Baht 900 million (12.0%) from the previous quarter. Key factors are:

: Interest on loans was Baht 6,696 million, up Baht 471 million (7.6%qoq) and Baht 1,119 million (20.1% yoy) mainly from loan expansion and higher loan yield. The Bank also posted approx. Baht 200 million in interest received from restructured debts.

: Interest on interbank and money market items was Baht 509 million, up Baht 44 million (9.5% qoq) due to higher interbank interest rate.

: Interest and dividend from investment was Baht 1,220 million, up Baht 384 million (46.0% qoq) due mainly to Baht 267million dividend from Vayupak Fund.

Interest expenses were Baht 1,607 million, an increase of Baht 108 million (7.2% qoq) from deposit expansion and deposit rate rises.

Net Interest Margin (NIM)

Net interest margin improved to 3.57%, where compared to 3.13% in the previous quarter and 2.76% in the same quarter last year due to stronger interest and dividend income.

NIM was 3.57% in 3Q05, surging from 3.13% last quarter, and 2.76% yoy.

(Consolidated)	3Q05 (Bt, million)	% qoq	% yoy	9M05 (Bt, million)	% yoy
Total interest and dividend income	8,425	12.0%	24.3%	23,523	18.8%
Interest on loans	6,696	7.6%	20.1%	18,780	20.8%
Interest on interbank and money market items	509	9.5%	116.2%	1,408	92.2%
Investments	1,220	46.0%	26.2%	3,335	-5.5%
Total interest expenses	1,607	7.2%	8.3%	4,594	0.9%
Net interest and dividend income	6,817	13.1%	28.7%	18,929	24.1%
Net Interest Margin (NIM)	3.57%			3.27%	

For the nine-month period, net interest and dividend income improved to Baht 18,929 million, up Baht 3,674 million (24.1% yoy), driven by higher interest income.

Interest and dividend income amounted to Baht 23,523 million, up Baht 3,716 million or 18.8% from the corresponding period of last year. This was attributed to a rise in interest on loans to Baht 18,780 million, up Baht 3,236 million (20.8% yoy) thanks to loan expansion and better loan yields.

Interest on interbank and money market items were Baht 1,408 million, up Baht 675 million (92.2% yoy) on the back of higher money market interest rate.

Interest on investment was Baht 3,335 million, a decline of Baht 195 million (5.5% yoy) from slipping investments in fixed income debenture.

Interest expenses were Baht 4,594 million, up Baht 43 million, or 0.9% from the same period last year due mainly to higher money market borrowing.

Non-interest Income

Non-interest income from operation (excluding gain on investment) was Baht 4,205 million, an increase of Baht 121 million (3.0% qoq). Details are:

Non-interest income was Bt4,205 million, a slight increase of 3% qoq

- : Fee and service income was Baht 2,631 million, up Baht 129 million (5.1%) from Baht 2,502 million last quarter. Major drivers were higher loan and card fees. Bancassurance continued to contribute significantly.
- : Gain on exchange was Baht 594 million, up Baht 110 million (22.8% qoq) on higher transactions.
- : Income from associated companies was Baht 131 million, up Baht 36 million (38.3%) from last quarter mostly due to better contribution from subsidiaries in financial industry.
- : Other income was Baht 849 million, down Baht 154 million (15.4%) compared with last quarter because of lower gains on sale of foreclosed properties and the reversal of reserve for selling foreclosed properties last quarter.

Fee and service income, gain on exchange and income from associated companies went up.

In this quarter, the Bank booked Baht 472 million gain on investment, compared with a loss of Baht 171 million last quarter. This was due to the sale of some equity investments and mark-to-market gain on the equity portfolio.

Thus, non-interest income (including gain on investment) was Baht 4,677 million, up Baht 764 million (19.5%) from last quarter as a result of higher gain on investment.

(Consolidated)	3Q05 (Bt, million)	% qoq	% yoy	9M05 (Bt, million)	% yoy
Fee and service income	2,631	5.1%	17.5%	7,566	24.0%
Acceptances, avals, and guarantees	222	22.2%	21.5%	584	3.0%
Others	2,409	3.8%	17.1%	6,982	26.2%
Gain on exchanges	594	22.8%	98.3%	1,485	28.6%
Income from subsidiaries and/or associated companies	131	38.3%	-52.3%	369	-38.8%
Other income	849	-15.4%	20.1%	2,955	38.4%
Operating Income	4,205	3.0%	19.4%	12,376	23.9%
Gain on investment	472	375.4%	2,991.7%	807	-85.9%
Total non-interest income	4,677	19.5%	33.4%	13,183	-16.0%

For the nine-month period, non-interest income was Baht 13,183 million, down Baht 2,519 million (16.0%) from Baht 15,702 million in the corresponding period of last year, mainly from declining gain on investment, which was a hefty Baht 5,710 million last year.

Fees and service income from acceptances, avals, and guarantees were Baht 584 million, up Baht 17 million (3.0% yoy). Others fee income was Baht 6,982 million, up 1,449 million (26.2% yoy). The main drivers were fees from card businesses and Bancassurance.

Gain on exchange was Baht 1,485 million, up Baht 330 million (28.6% yoy) from higher transactions. Other income was Baht 2,955 million, up Baht 821 million (38.4% yoy) from higher gains on sale of foreclosed properties.

Income from subsidiaries and/or associated companies were Baht 369 million, down by Baht 234 million (38.8% yoy) due to high profit sharing of one associated company in the previous year.

Non-interest Expenses

Non-interest expenses were Baht 5,828 million, up Baht 600 million (11.5% qoq). Key factors are:

Non-interest expenses rose due to increase in personnel expenses.

: Personnel expenses were Baht 2,126 million, up Baht 357 million (20.1% qoq) mainly due to change in accounting of deferred bonus from accrued expenses to one-time expense (Baht 300 million) in this quarter.

: Premises and equipment expenses were Baht 1,384 million, up Baht 29 million (2.1% qoq) mainly from nationwide network expansion and system development.

: Taxes and duties expenses were Baht 320 million, up Baht 12 million.

: Fees and service expenses were Baht 557 million, up Baht 76 million from higher business transactions.

: Directors' remuneration was Baht 13 million, down Baht 34 million.

: Contribution to the FIDF was Baht 631 million, up Baht 4 million.

: Other expenses were Baht 798 million, up Baht 157 million due mainly to increase of credit card expenses.

(Consolidated)	3Q05 (Bt, million)	% qoq	% yoy	9M05 (Bt, million)	% yoy
Personnel expenses	2,126	20.1%	43.5%	5,922	27.4%
Premises and equipment expenses	1,384	2.1%	24.5%	3,947	26.4%
Taxes and duties	320	3.9%	1.8%	946	8.2%
Fee and service expenses	557	15.8%	52.6%	1,500	32.9%
Directors' remuneration	13	-73.0%	18.3%	79	10.6%
Contributions to the FIDF	631	0.6%	2.0%	1,888	2.0%
Other expenses	798	24.5%	46.8%	2,088	29.2%
Total non-interest expenses	5,828	11.5%	31.1%	16,370	23.0%

For the nine-month period, non-interest expenses were Baht 16,370 million, up Baht 3,059 million (23.0% yoy).

: Fees and service expenses rose 32.9% yoy from asset quality management fee and fee paid to cash centers.

: Other expenses increased 29.2% yoy mainly from marketing and promotion activities and credit card expenses.

: Personnel expenses increased 27.4% yoy because of higher headcount, annual salary adjustment and deferred bonus.

: Premise and equipment expenses increased 26.4% yoy due to nationwide network expansion and system development.

: Directors' remuneration increased 10.6% yoy due mainly to bonus payment in accordance with the resolution of the Annual Shareholders' Meeting.

: Tax and duties increased 8.2% yoy due to higher business transactions.

: Contributions to the FIDF increased 2.0% due to higher deposit base.

Operating cost to income ratio

Operating cost to income ratio was 52.9% in this quarter, a slight increase from 51.7% last quarter and 50.4% in the corresponding period of last year. For the nine-month period, operating cost to income ratio was 52.3%.

Operating cost income ratio increased to 52.9% qoq.

Loan Loss Provision

In this quarter, the Bank and subsidiaries / associated companies set aside Baht 286 million in general reserve.

Financial Status

Assets

Total assets as at September 30, 2005 were Baht 796,584 million, an increase of Baht 31,690 million or 4.1% from the end of 2004. Details are listed below:

Total assets increased by 4.1% from the end of 2004. Loan growth was 6.3% ytd.

: Loans (excluding accrued interest receivable) were Baht 594,977 million, up Baht 35,055 million (6.3%) from the end of 2004, in line with the Bank's targets.

: Total Interbank & money market items were Baht 80,515 million, up Baht 22,078 million (37.8%) from 2004 year-end due to higher transactions in money market.

: Securities purchased under resale agreements were Baht 1,000 million, a continuous decline from Baht 9,000 million posted at the end of 2004 as a result of liquidity management.

: Investments in securities were Baht 106,078 million, down Baht 20,252 million (16.0%) from the end of 2004. Short-term and long-term investments decreased by Baht 20,865 million due to interim securities sale. Investment in subsidiaries and associated companies increased by Baht 613 million from equity method accounting.

: Properties foreclosed were Baht 14,523 million, soaring Baht 1,800 million (14.1%) from the end of 2004.

: Other assets pending transfer were Baht 2,000 million, a decline of Baht 1,426 million (41.6%) from the end of 2004 from lower receivables of sales of investment products.

Liabilities

As at September 30, 2005, total liabilities were Baht 706,298 million, an increase of Baht 24,503 million (3.6%) from the end of 2004. Key items are:

Consolidated liabilities were up 3.6% from the end of 2004, mainly due to the increase in borrowings.

: Deposits totaled Baht 638,614 million, up Baht 8,453 million (1.3%) from the end of 2004.

: Borrowing totaled Baht 19,160 million, an increase of Baht 2,559 million (15.4%) from the end of 2004 due to the issuance of Baht 1,100 million in short-term debentures in late June. Moreover, there were some conversions of subordinated convertible bonds (issued to domestic investors) in 1998 into ordinary shares.

: Payables from purchase of investments were Baht 8,281 million, an increase of Baht 3,378 million (68.9%) due to higher investment transactions at the end of this quarter.

: Other liabilities were Baht 11,847 million, up Baht 2,938 million (33.0%) from the end of 2004 mostly from suspense account for unit trusts purchase of which the Bank served as selling agent.

Shareholder's Equity

As at September 30, 2005, shareholders' equity totaled Baht 90,286 million, an increase of Baht 7,188 million (8.6%) from the end of 2004. Details are as follows.

Shareholders equity increased by 8.6% from the end of last year, mainly due to profit for the period, share conversion and revaluation surplus on investment.

: Paid-up capital, including ordinary and preferred shares, was Baht 33,769 million. The increase of Baht 314 million from the end of 2004 was from

conversion of subordinated convertible bonds into ordinary shares at the amount of 31.4 million shares (in January, April and July 2005).

: Premium on ordinary and preferred shares was Baht 10,678 million, up Baht 627 million from the end of 2004 from the aforementioned conversions of subordinated convertible bonds into ordinary shares.

: Unappropriated retained earnings were Baht 32,987 million, up Baht 7,849 million from the end of 2004. The increase is attributed to Baht 14,483 million in profit for the nine-month period of 2005 and a deduction of Baht 6,718 million from dividend payment.

: Unrealized gain on investment was Baht 2,216 million, down Baht 1,473 million as a result of sale of investments and reduction of market values of equity.

: Book value per share as of September 30, 2005 was Baht 26.74, up from Baht 24.84 at the end of last year. (Ordinary and preferred shares at the end of September 2005 totaled 3,377 million shares).

Book value per share increased to Bt26.74/share as of Sep 30, 05.

Off Balance Sheet: Contingencies

As at September 30, 2005, the Bank and subsidiaries had combined contingencies of Baht 1,105,311 million, up Baht 388,946 million or 54.3% from the end of 2004. Aval to bills and guarantees of loans increased 23.4% from 2004 year-end. Liability under unmatured import bills increased 29.2% from the end of 2004. Letters of credit increased 6.9% from the end of 2004. Other contingencies increased 55.3% from the end of 2004 in line with better economic activities, particularly international trade transactions. Additionally, the Bank provided interest rate and exchange rate risk management services to customers.

(Consolidated)	Sep 30, 05 (Bt, million)	Dec 31, 04 (Bt, million)	% ytd	Sep 30, 04 (Bt, million)	%yoy
Aval to bills and guarantees of loans	4,501	3,647	23.4%	4,084	10.2%
Liability under unmatured import bills	5,304	4,107	29.2%	3,865	37.2%
Letter of credit	10,506	9,827	6.9%	12,626	-16.8%
Other contingencies	1,084,999	698,783	55.3%	694,541	56.2%
Total contingencies	1,105,311	716,365	54.3%	715,115	54.6%

Loans and Deposits

As at September 30, 2005, consolidated gross loans outstanding before allowance for doubtful accounts were Baht 594,977 million, a growth of 6.3% from the end of 2004. Gross loans at the bank only totaled Baht 589,533 million, representing 99.1% of total loans on the consolidated basis.

Loan expansion was broad-based, a growth of 6.1% ytd.

<u>Loans on Bank-only account as at September 30, 2005 (3Q05)</u> increased by Baht 34,083 million or 6.1% from the end of 2004. From the end of 2004, good loans expanded by Baht 47,978 million or 10.3% to Baht 515,473 million while loans under Special Assets Group (Bad Bank) dropped by Baht 13,895 million or 15.8% to Baht 74,061 million.

Retail loan continued its robust growth, similar to corporate and SME loans.

Loan growth was broad-based. Retail loans growth was still robust, up Baht 28,546 million or 18.3% from the end of last year. SME loans increased by Baht 7,625 million or 7.8% and corporate loans increased by Baht 11,807 million or 5.5% from the end of last year.

(Bank only)	Sep 30, 05 (Bt, million)	%	Dec 31, 04 (Bt, million)	%	%ytd
Good Bank	515,473	87.4%	467,495	84.2%	10.3%
- Corporate	225,431	38.2%	213,624	38.5%	5.5%
- SME	105,654	17.9%	98,029	17.6%	7.8%
- Retail	184,388	31.3%	155,841	28.1%	18.3%
Bad Bank	74,061	12.6%	87,956	15.8%	-15.8%
Total Loans	589,533		555,450		6.1%

Regarding loans by sector (consolidated basis) as at September 30, 2005, manufacturing and commercial sector (accounting for 37.3%) grew by 2.8% from the end of 2004. Housing loan sector (29.6%) recorded the growth rate of 12.7% from the end of 2004. Utilities and services sector (15.1%) grew by 8.9% year to date. Real estate and construction (10.1%) declined by 0.9% year to date. Other loans (6.3%), largely personal loans and credit card grew by 6.7% year to date.

(Consolidated)	Sep 30, 05 (Bt, million)	%	Dec 31, 04 (Bt, million)	%	%ytd
Agriculture and mining	10,025	1.7%	9,931	1.8%	0.9%
Manufacturing and commercial	221,670	37.3%	215,669	38.5%	2.8%
Real estate and construction	60,047	10.1%	60,607	10.8%	-0.9%
Utilities and services	89,550	15.1%	82,267	14.7%	8.9%
Housing loans	176,322	29.6%	156,391	27.9%	12.7%
Others	37,362	6.3%	35,028	6.3%	6.7%
Total	594,976		559,923		6.3%

Loans to deposits ratio

Loans to deposits ratio (consolidated basis) as at September 30, 2005 increased from 88.9% at 2004 year-end to 93.2% due to stronger loan growth than that of deposits.

Net loan to deposit ratio was 83.6%.

Net loans to deposits ratio increased to 83.6% at the end of 3Q05, vs. 78.7% at the end of 2004.

(Consolidated)	Sep 30, 05	Dec 31, 04	Sep 30, 04
Loans to deposits ratio	93.2%	88.9%	87.6%
Net loan to deposit ratio	83.6%	78.7%	76.7%

Non-performing Loans and Allowance for Doubtful Accounts *(Bank only)*

Non-performing loans

As at September 30, 2005, non-performing loans (NPLs) or loans in substandard classification and lower according to the Bank of Thailand's definition were Baht 67,526 million, or 11.2% of total loans, a decline of Baht 6,421 million from Baht 73,947 million (13.1% of total loans) from the end of 2004. The reduction in NPLs resulted from a combination of write-offs, debt restructuring and sale of NPLs to Chatuchak AMC during the second quarter.

NPLs were down to Bt 67,526 million or 11.2% of total loans.

Combined NPLs of the Bank and Chatuchak AMC were Baht 70,441 million or 11.7% a decline from Baht 74,556 million or 12.6% last quarter.

(Bank only)		Sep 30, 05	Dec 31, 04
Non-performing loans (NPLs)	Bt, million	67,526	73,947
	% Of total loans	11.2%	13.1%
Allowance per BoT's requirement, for doubtful accounts and revaluation of debt restructuring	Bt, million	40,222	41,581
Total allowance, for doubtful accounts and revaluation of debt restructuring	Bt, million	55,524	61,411
	% of NPLs	82.2%	83.0%
	% of Allowance per BoT's requirement	138.0%	147.7%

Allowance for doubtful accounts

As at September 30, 2005, the Bank's allowance for doubtful accounts and revaluation allowance for restructured debt totaled Baht 55,524 million, Baht 5,886 million down from Baht 61,411 million at the end of 2004, mainly due to NPL sales and loan write-offs.

The coverage ratio of loan loss provision to non-performing loans was 82.2%.

The coverage ratio of loan loss provision to non-performing loans as at September 30, 2005 was 82.2%, a slightly decrease from 83.0% in the previous year. The ratio for the Bank and Chatuchak AMC was 86.7%.

Troubled Debt Restructuring

The Bank has implemented various methods of debt restructuring including transfers of assets and equity securities, changes in repayment conditions, and combinations thereof. For the nine-month period, loans amounting to Baht 8,285 million were restructured.

Bt8,285 million in loans were restructured for nine-month period. Yield from restructured debts was 4.3%.

As at September 30, 2005, outstanding loans to restructured debtors (including accrued interests) in the consolidated financial statements amounted to Baht 73,061 million, a decrease from Baht 90,481 million at end of September 2004 and from Baht 83,288 million at the end of 2004.

The Bank recognized interest income at the amount of Baht 2,502 million for the nine-month period, representing an annualized yield of 4.3%, up from 3.6% for the same period last year.

(Consolidated)		9M05	9M04
Loans to the restructured debtors (on average)	Bt, million	73,061	90,481
Trouble debts restructuring in the period	Bt, million	8,285	12,549
Interest income recognized in the statement of income	Bt, million	2,502	2,691
Yield from restructured debts (annualized)	% of average outstanding	4.3%	3.6%

Statutory Capital *(Bank only)*

The Bank's capital funds (Tier 1 and Tier 2 capital) as of September 30, 2005 were Baht 91,890 million, or approximately 15.7% of risk-weighted assets (RWA), of which Baht 71,414 million, or 12.2% was Tier 1 capital.

The Bank's capital funds were solid at 15.7% of RWA, of which tier 1 capital was 12.2%.

Capital funds increased by Baht 6,374 million from Baht 85,516 million at the end of 2004. Tier 1 capital increased by Baht 8,040 million mainly from the appropriation of the first nine-month profit amounting to Baht 6,174 million. Tier 2 capital decreased by Baht 1,666 million mainly from devaluation of subordinated debentures.

The total capital funds were 15.7% of total risk assets and Tier 1 capital was 12.2% of total risk assets.

(Bank only)		Statutory Capital		
		Sep 30, 05	Dec 31, 04	Sep 30, 04
Tier-1 Capital	Bt, million	71,414	63,374	63,107
	% of RWA	12.2%	11.4%	11.3%
Tier-2 Capital	Bt, million	20,476	22,142	24,076
	% of RWA	3.5%	4.0%	4.3%
Total Capital	Bt, million	91,890	85,516	87,183
	% of RWA	15.7%	15.4%	15.6%
Risk Weighted Asset	Bt, million	585,824	553,848	568,835

Liquidity

The Bank's loan growth has outpaced deposit growth for the first 9 months of 2005. Consequently, the Bank's loan-to-deposit ratio increased from 88.9% at the end of 2004 to 93.2% at the end of September 2005.

The Bank's policy on liquidity management is to arrange sources of funds at acceptable cost. The Assets and Liabilities Management Committee has been set up to formulate policy on liquidity management.

Sources and Uses of Funds

Deposits made up 80.2% of the Bank's sources of funds. Others included shareholders' equity, borrowings by debt instrument issuance and inter-bank borrowings. During the period of excessive liquidity, the Bank managed to reduce its proportion of fixed deposits, while nudged up savings and current deposits, hence a lower cost of funding. The Bank has a policy to adjust deposit structure in corresponse with depleting liquidity.

In 9M05, 67.2% of these funds were used for net loans and accrued interest, while another 13.3% were for investments. Inter-bank and money market items followed by securities purchased under resale agreements, made up the remaining 10.1% and 0.1%, respectively.

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation -

No. Por Tor Kor Thor.39 - 481509 October 20, 2005

Subject: Results of Conversion of Subordinated Convertible Debentures

Attn: President

The Stock Exchange of Thailand

Whereas, the Siam Commercial Bank PCL, on October 16, 1998, issued and offered baht 6 billion worth of subordinated convertible debentures for a tenor of 7 years, due 2005, to investors having specific characteristics as set forth in the Announcement of the Securities and Exchange Commission No. Gor. Jor. 13/2537, whereby those investors are entitled to convert the same into ordinary stocks on January 16, April 16, July 16 and October 16 of each and every year at baht 30/ordinary stock.

Please be informed that as at October 17, 2005, debenture holders have requested debenture-into-common stock conversion of 669,577 units in total, as detailed below:

	Description	Unit
1.	Subordinated convertible debentures at first placement	6,000,000
	Converted debentures	5,279,923
	Debentures requested conversion	669,577
	Outstanding unconverted debentures	50,500
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	175,997,332
	Requested conversion - common stocks	22,319,223
	Outstanding common stocks for conversion	1,683,445
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	22,319,223

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

The Siam Commercial Bank Public Company Limited
9 Rutchadapisek Road, Jatujak, Bangkok 10900 THAILAND
Investor Relations Division Tel. +66 2 544-4222
E-mail: investor.relations@scb.co.th
Website: www.scb.co.th

Date: October 17, 2005

The Siam Commercial Bank PCL announces the preliminary results of operation for the third quarter and the first 9 months of 2005.

The Siam Commercial Bank PCL announces the preliminary results of operation for the third quarter of this year. Net profit was Baht 5,272 million, up Baht 1,000 million or 23.4% from the previous quarter and up 45.0% from the corresponding period of last year owing to increases in interest and dividend income (13.1% qoq) and non-interest income (23.9% qoq).

Net profit for the first nine months of this year was Baht 14,483 million, a slight decline from Baht 15,364 million in the corresponding period of last year. This decrease was due mainly to extraordinary investment gain of Baht 5,658 million booked last year. However, core operating results (excluding investment gain and loan loss reserve) improved 27.0% y-o-y from Baht 11,506 million to Baht 14,610 million as a result of expansion of revenue from both interest and dividend income (25.3% yoy) and non-interest income (excluding investment gain) (30.9% yoy).

Khunying Jada Wattanasiritham, President & Chief Executive Officer said:
"Our shareholders can be satisfied with 3Q05 net profit which increased Baht 1 billion from last quarter. All sources of revenues have improved. Loans continued to expand by 6.1% from the end of 2004 compared to the full year's target of 6.8%, resulting in higher interest income. Net interest margin also improved to 3.5%. Non-interest income was higher on all fronts, cost was under control at below 50% operating cost to income ratio. NPLs decreased by Baht 4,104 million from the previous quarter to Baht 67,523 million or 11.3% of total loans as a result of debt restructuring and write-off."

Dr. Vichit Suraphongchai, Chairman of the Executive Committee added that:
"Operating results of the Bank were in line with the Bank's policy and targets. The Bank currently has a very strong capital base. Our profitability is enhanced through synergies with companies in SCB Financial Group".

Significant items of operating results for the third quarter of 2005:

1. Net interest and dividend income

Net interest and dividend income in this quarter (3Q05) was Baht 6,702 million, an increase of 13.1% qoq and an increase of 29.5% yoy.

Unit: Million Baht

	3Q05	2Q05	% qoq	3Q04	% yoy
Interest and Dividend Income	8,298	7,433	11.6%	6,638	25.0%
- Loans	6,675	6,244	6.9%	5,497	21.4%
- Interbank and money market	472	432	9.3%	224	110.7%
- Investments	1,150	757	51.9%	917	25.5%
Interest Expenses	1,596	1,509	5.8%	1,464	9.0%
Net Interest and Dividend Income	6,702	5,924	13.1%	5,174	29.5%
Net Interest Margin	**3.53%**	**3.09%**		**2.71%**	

Interest income on loans increased by Baht 865 million qoq to Baht 8,298 million on the back of loan expansion and better average loan yield. In addition, Baht 200 million in special interest income from restructured loans was booked this quarter. Interest income from interbank and money market increased by Baht 40 million due to higher interbank interest rate. Interest and dividend income from investment increased by Baht 393 million qoq to Baht 1,150 million mainly from Baht 267 million dividend from Vayupak Fund.

Interest expenses increased by Baht 87 million or 5.8% qoq to Baht 1,596 million given deposit base expansion and deposit rate rises.

Stronger interest income growth than that of funding cost widened this quarter's net interest margin (NIM) to 3.53% from 3.09% in the previous quarter and 2.71% in the third quarter of last year. Net interest margin for the first nine months of this year was 3.29%.

2. Non-interest income

Non-interest income from operation (including income from subsidiaries and associated companies) for this quarter was Baht 3,483 million, an increase of Baht 120 million or 3.6% qoq as a result of better fee income, higher foreign exchange gains, and higher profit shares from subsidiaries and associated companies while other income declined.

- Fee & service income was up Baht 93 million or 4.0% qoq to Baht 2,431 million, mostly from loan-related fees and fees from card business. Fees from Bancassurance continued to be strong.
- Gains on foreign exchange increased Baht 102 million to Baht 593 million from higher transactions.
- Income from subsidiaries and associated companies was Baht 374 million, up by Baht 110 million from the previous quarter mostly due to better contribution from subsidiaries in financial industry.
- Other income was Baht 85 million, down by Baht 185 million because of lower gains on sale of foreclosed properties and the reversal of reserve for selling foreclosed properties last quarter.

Unit: Million Baht

	3Q05	2Q05	% qoq	3Q04	% yoy
Fee and service income	2,431	2,339	3.9%	2,052	18.5%
- Acceptances, aval and guarantees	222	181	22.3%	183	21.4%
- Others	2,209	2,157	2.4%	1,869	18.2%
Gain on exchange	593	490	20.9%	300	97.7%
Income from equity interest in subsidiaries/associated companies	374	264	41.7%	492	-23.8%
Other income	86	270	-68.3%	123	-30.3%
Total Non-Interest Income from operations	3,483	3,363	3.6%	2,966	17.5%
Gain/loss from investments	470	-173	-372.1%	-16	-3026.0%
Total Non-Interest Income	3,954	3,190	23.9%	2,950	34.0%

In this quarter, the Bank booked Baht 470 million gain on investment, compared with a loss of Baht 173 million last quarter. This was due to the sale of some equity investments and mark- to- market gain on the equity portfolio. Thus, non-interest income in the quarter was Baht 3,954 million, up Baht 763 million from the previous quarter.

Compared to the third quarter of last year, non-interest income from operation was up strongly by Baht 518 million or 17.5% yoy thanks to increases in fee and service income (up by Baht 380 million), gain on exchange (up by Baht 293 million), while income from subsidiaries and associated companies was down by Baht 117 million. Including higher investment gain of Baht 486 million, total non-interest income was up by Baht 1,004 million from the same quarter of last year.

3. Non-interest expenses

Non-interest expenses in this quarter was Baht 5,083 million, an increase of 11.9% qoq from Baht 4,542 million.

- Personnel expenses increased by Baht 364 million or 25.0% qoq, mainly due to change in the accounting of deferred bonus from accrued expense to booking Baht 298 million as one-time expense in this quarter.
- Premise and equipment expenses increased by Baht 17 million or 1.5% mainly from nationwide network expansion and system development.
- Taxes and duties expenses were up by Baht 10 million.
- Fee and service expenses increased by Baht 46 million from higher business transactions.
- Directors' remuneration declined by Baht 28 million.
- Other expenses were Baht 577 million, up by Baht 130 million due mainly to credit card expenses.

Unit: Million Baht

	3Q05	2Q05	% qoq	3Q04	% yoy
Personnel expenses	1,820	1,456	25.0%	1,262	44.2%
Premises and equipment expenses	1,164	1,147	1.6%	901	29.2%
Taxes and duties	317	307	3.3%	307	3.4%
Fee and service expenses	563	517	8.9%	365	54.3%
Directors' remuneration	11	39	-70.8%	.10	13.9%
Contribution to the FIDF	631	629	0.3%	616	2.4%
Other expenses	577	448	28.9%	418	37.8%
Total Non-Interest Expenses	5,083	4,542	11.9%	3,879	31.0%
Operating Cost to Income Ratio	**49.9%**	**48.9%**		**47.7%**	

Compared to the third quarter of last year, non-interest expenses increased by Baht 1,204 million due to increases of Baht 558 million in personnel expenses, Baht 263 million in premises and equipment expenses, Baht 198 million in fee and service expenses, and Baht 159 million in other expenses. The higher expenses were in line with the Bank's network expansion policy and higher business volume.

Operating cost to income ratio was 49.9% in this quarter, a slight increase from 48.9% last quarter and 47.7% in the corresponding period of last year. Operating cost to income ratio for the first nine months of this year was 49.6%.

4. Loan loss provision

In this quarter, the Bank set aside Baht 300 million as general reserve.

Balance sheet as at September 30, 2005

1. Loans and Deposits

As at September 30, 2005, total loans outstanding before allowance for doubtful accounts were Baht 589,533 million, an increase of Baht 34,083 million or 6.1% from Baht 555,450 million at the end of last year. Including loans written off and NPLs sales to Chatuchak AMC in the last quarter totaling Baht 8,732 million, loan growth would be 7.7%.

From end 2004, good loans expanded by Baht 47,978 million or 10.3% while loans under Special Assets Group dropped by Baht 13,895 million or 15.8%. Loan growth was broad-based. Retail loan growth, mostly mortgage loans, remained robust, up by Baht 29,800 million or 19.1% from the end of last year. Moreover, corporate loans grew by Baht 10,629 million or 5.0%, while SME loans increased by Baht 7,549 million or 7.7% from end 2004.

Unit: Million Baht

	Sep 30, 05	Jun 30, 05	% qoq	Dec 31, 04	% ytd
Good Bank	515,473	505,120	2.0%	467,495	10.3%
- Corporate	224,253	228,546	-1.9%	213,624	5.0%
- SME	105,579	103,089	2.4%	98,029	7.7%
- Retail	185,641	173,485	7.0%	155,841	19.1%
Bad Bank	74,061	77,247	-4.1%	87,956	-15.8%
Total Loans	589,533	582,367	1.2%	555,450	6.1%

At the end of September 2005, deposits stood at Baht 635,072 million, up Baht 10,354 million or 1.7% from Baht 624,718 million at end 2004. The increase in deposits was from demand deposits (up 25.5%) and savings deposits (up 10.4%) while total fixed deposits dropped 10.6% though 6-month and 1- year fixed deposits expanded 6.7%. Compared to the previous quarter, deposits increased by Baht 12,388 million or 2.0%.

Unit: Million Baht

	Sep 30, 05	Jun 30, 05	% qoq	Dec 31, 04	% ytd
Demand	34,004	29,923	13.6%	27,085	25.5%
Savings	350,304	337,319	3.8%	317,201	10.4%
Fixed	250,764	255,442	-1.8%	280,432	-10.6%
- Less than 6 months	*173,485*	*181,770*	*-4.6%*	*196,544*	*-11.7%*
- 6 months and up to 1 year	*18,404*	*15,987*	*15.1%*	*17,241*	*6.7%*
- Over 1 year	*58,875*	*57,685*	*2.1%*	*66,647*	*-11.7%*
Total Deposits	635,072	622,684	2.0%	624,718	1.7%
Gross Loans to Deposits Ratio	92.8%	93.5%		88.9%	
Net Loans to Deposits Ratio	84.1%	84.4%		79.1%	

As of September 30, 2005, loans to deposits ratio stood at 92.8% and net loans (after loan loss reserve) to deposits ratio increased to 84.1%, compared with 84.4% at end of June 2005 and 79.1% at end 2004.

2. Investments

Investments at the end of the third quarter totaled Baht 113,562 million, a decrease of 13.2% from end of 2004. Short-term and long-term investments decreased by Baht 8,060 million and Baht 8,689 million, respectively in line with the Bank's policy to divest non-core assets and due to the sales of some debt instruments. Investment in subsidiaries and associated companies declined by Baht 457 million mainly due to the sale of Book Club Finance PCL in the second quarter of this year.

Unit: Million Baht

	Sep 30, 05	Jun 30, 05	% qoq	Dec 31, 04	% ytd
- Short-term investment-net	22,063	34,514	-36.1%	30,123	-26.8%
- Long-term investment-net	73,250	74,136	-1.2%	81,939	-10.6%
- Investment in subsidiaries and associated companies-net	18,249	18,178	0.4%	18,706	-2.4%
Total Investments-net	113,563	126,828	-10.5%	130,769	-13.2%

3. Borrowings

Borrowings at September 30, 2005 stood at Baht 18,932 million, an increase of Baht 2,722 million or 16.8% from end 2004 due to the issuance of Baht 1,100 million in short-term debentures in late June, accounting adjustment (transfer of some interbank and money market items to borrowings) and some conversion of subordinated convertible bonds (issued to domestic investors) into ordinary shares.

4. Shareholders' equity

As at September 30, 2005, shareholders' equity stood at Baht 89,289 million, an increase of Baht 7,256 million from the end of last year mostly due to profits for the 9-month period of Baht 14,483 million, dividend payment of Baht 6,718 million in accordance with shareholders meeting's resolution, and smaller revaluation surplus on investments.

Book value per share as of September 30, 2005 was Baht 26.44 (ordinary and preferred shares at end of September 2005 totaled 3,377 million shares), up from Baht 24.52 at the end of last year.

Total Capital Funds

Total capital funds (tier 1 and tier 2) at September 30, 2005 were Baht 91,833 million or approximately 15.9% of total risk assets, of which about 12.4% or Baht 71,414 million was tier 1 capital (excluding net profit for the third quarter of this year of Baht 5,272 million).

Non-Performing Loans (NPLs)

As at September 30, 2005, non-performing loans (NPLs) according to the Bank of Thailand's definition totaled Baht 67,523 million or 11.3%, a decline from Baht 71,627 million (12.1%) last quarter and Baht 73,947 million (13.1%) at the end of 2004. The reduction in NPLs resulted from a combination of write-offs, debt restructuring and sale of NPLs to Chatuchak AMC during the second quarter. Combined NPLs of the Bank and Chatuchak AMC totaled Baht 70,438 million or 11.7%.

Allowance for doubtful accounts as at September 30, 2005 stood at Baht 55,524 million, a decline of Baht 5,886 million from Baht 61,411 million at end 2004 as a result of loan write-offs and NPLs sales. During the first 9 months of this year, Baht 900 million in loan loss reserves was booked. Loan loss coverage ratio was 82.2% at end of September 2005, up from 79.3% at end of June 2005 and a slight decline from 83.0% at the end of last year.

Unit: Million Baht

	Sep 30, 05		Dec 31, 04	
	Amount	**Allowance for classified loans**	**Amount**	**Allowance for classified loans**
Classified loans and Allowance for Doubtful Accounts (including financial institution)				
Normal	524,636	7,251	482,233	6,285
Special Mention	7,977	158	9,086	72
Substandard	6,178	446	5,838	474
Doubtful	8,939	1,738	5,458	750
Doubtful Loss	52,407	27,876	62,651	31,366
Total	600,137	37,469	564,338	38,947
General and Specific Allowance		18,253		22,669
Total Allowance		55,722		61,616
Non-performing Loans (Substandard and lower)	67,523		73,947	
% of Total Classified Loans	11.3%		13.1%	

Remark: Non-performing Loans (NPLs) are loans classified as substandard and lower, including loans to financial institutions but excluding accrued interest receivable and other assets

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of September 30, 2005

Assets	Baht	Liabilities	Baht
Cash	19,088,660,908.68	Deposits	635,072,185,852.20
Interbank and money market items	75,061,768,726.89	Interbank and money market items	23,147,520,365.22
Securities purchased under resale agreements	1,000,000,000.00	Liabilities payable on demand	3,221,373,199.56
Investments in securities, net	113,562,532,358.12	Securities sold under repurchase agreements	-
(with obligations Baht 19,548,100,000.00)		Borrowings	18,932,019,720.63
Credit advances (net of allowance for doubtful accounts)	534,008,864,614.57	Bank's liabilities under acceptances	411,094,180.63
Accrued interest receivables	1,421,011,807.46	Other liabilities	21,478,054,084.40
Properties foreclosed	14,394,029,981.43	**Total Liabilities**	**702,262,247,402.64**
Customers' liabilities under acceptances	411,094,180.63	**Shareholders' Equity**	
Premises and equipment, net	21,823,805,919.20	Paid-up share capital	
Other assets	10,779,816,032.75	(registered share capital Baht 70,000,000,000.00)	33,768,729,750.00
		Reserves and net profit after appropriation	37,645,497,151.48
		Other reserves and profit and loss account	17,875,110,225.61
		Total Shareholders' Equity	**89,289,337,127.09**
Total Assets	**791,551,584,529.73**	**Total Liabilities and Shareholders' Equity**	**791,551,584,529.73**
Customers' liabilities under unmatured bills	5,304,356,980.51	Bank's liabilities under unmatured bills	5,304,356,980.51
Total	**796,855,941,510.24**	**Total**	**796,855,941,510.24**

	Baht
Non-Performing Loans As of 30 September 2005 (Quarterly)	67,523,333,000.00
(11.25 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 30 September 2005 (Quarterly)	40,589,342,000.00
Actual allowance for doubtful accounts	55,722,422,744.17
Loans to related parties	7,109,159,533.63
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	5,445,715,621.14
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	91,885,784,144.33
Changes in assets and liabilities this month due to the penalty expenses from	
violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	2,172,266,842.47
Total liabilities	2,928,958.22
Significant contingent liabilities	
Avals to bills and guarantees of loans	4,501,258,591.85
Letters of credit	10,357,616,183.59

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation from Thai Text -

BSCC 3-480414 October 5, 2005

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the September 30, 2005 exercise date, applications for conversion were for 4,467,340 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB - W exercise	112,115,570	Shares
Number of preferred shares already converted	(1,001,128,219)	Shares
Conversion per this exercise date (September 30, 2005)	(4,467,340)	Shares
Convertible preferred shares outstanding	1,606,520,011	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	175,997,332	Shares
Previous conversion from preferred shares	1,001,128,219	Shares
Conversion per this exercise date (September 30, 2005)	4,467,340	Shares
Total ordinary shares outstanding	1,770,352,964	Shares
No. of new converted shares held by **foreign** shareholders	1,445,000	Shares
No. of new converted shares held by **local** shareholders	3,022,340	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

Summery of all press releases and materials published or distributed to shareholders translated into English. Below are lists of information furnished to shareholders since September 2005 to November 2005.

Document No.	Date Published or Distributed	Document
1	Oct 5, 2005	Notice of increase in registered share capital

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

BSCC 3-480444

October 25, 2005

Re: Notice of Increase in Registered Share Capital

To: The Shareholders

Pursuant to the issuance by Siam Commercial Bank PCL on 16 October 1998 of 7-year subordinated convertible debentures of the amount of Bt 6,000 million, maturing in 2005, which were offered to 17 categories of investors in accordance with the Office of SEC's regulation, any holders may exercise the conversion rights on the dates of 16 January, 16 April, 16 July, and 16 October each year, at a price of Bt30 per share.

For the October 17, 2005 conversion period, the debentures have been converted into 22,319,223 common shares. The Bank has registered the increase in its paid up share capital from Bt33,768,729,750 to Bt33,991,921,980 with the Ministry of Commerce.

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ ทะเบียนเลขที่ "บมจ.84" 9 ถนนรัชดาภิเษก แขวงจตุจักร เขตจตุจักร กรุงเทพฯ 10900 โทร. 02-777-7777
Siam Commercial Bank PCL Head Office : 9 Rutchadapisek Road, Jatujak, Jatujak, Bangkok 10900 Thai...

Lists of Translation of Affidavit

(From September to November 2005)

Document No.	Document
1	Translation of Affidavit issued on October 25, B.E.2548 (A.D.2005)
2	Translation of Affidavit issued on October 7, B.E.2548 (A.D.2005)

- Translation -

No. Sor Jor Gor. 002252 | Garuda Emblem | Department of Business Development, Ministry of Commerce

Certificate

This is to certify that this Company has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993).

The registered particulars as of the date of issuance of this Certificate are as follows:

1. Name of the Company: The Siam Commercial Bank Public Company Limited

2. Directors consist of 15 persons namely:

1) Mr. Anand Panyarachun	2) Mr. Chirayu Isarangkun Na Ayuthaya
3) Khunying Jada Wattanasiritham	4) M.R. Disnadda Diskul
5) Mr. Peter Seah Lim Huat	6) Mr. John William Hancock
7) Mr. Vichit Suraphongchai	8) Mr. Bodin Asvanich
9) Mrs. Kannikar Chalitaporn	10) Mr. Maris Samaram
11) Mr. Tiraphot Vajrabhaya	12) Mr. Pichai Chunhavajira
13) Mr. Sumate Tanthuwanit	14) Mrs. Puntip Surathin
15) Mr. Prakob Tantiyapong/	

3. Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign./

Limitation of authorization of the directors is-none-/

4. Capital: Registered capital is Baht 70,000,000,000.00/
(Seventy Billion Baht)
Paid up capital is Baht 33,991,921,980.00/
(Thirty Three Thousand Nine Hundred Ninety One Million Nine Hundred Twenty One Thousand Nine Hundred and Eighty Baht)

5. The address of the principal office is No. 9 Rutchadapisek Road, Kwaeng Jatujak, Khet Jatujak, Bangkok Metropolis./

6. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

P:\Suthang\trans\SCB Certificate\SCBCER6\SCBCER.DOC

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-Translation-

No. Sor Jor Gor. 002252

Garuda Emblem

Department of Business Development,
Ministry of Commerce

Certificate

Issued on October 25, B.E. 2548 (A.D. 2005)

Signature
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

Remarks :

1. The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a public limited company on February 19, B.E. 2536 (A.D. 1993)./

2. This juristic person has already submitted Financial Statement for the year B.E. 2547 (A.D. 2004).

3. This document certifies only for the information filed and registered by the partnership/company in order to create its effectiveness pursuant to the law. Any other fact should be sought for in order to know its status.

P:\Suthasg\trans\SCB Certificate\SCBCER6\SCBCER.DOC

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No. Sor Jor Gor. 002252 Issued on October 25, B.E. 2548 (A.D. 2005)

This document is attached to the Certificate.
Signature
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

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(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places where there is trading of securities including the operation or rendering of all kinds of services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

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6. Sor Jor Gor. 002252 Issued on October 25, B.E. 2548 (A.D. 2005)

This document is attached to the Certificate.
-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

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(7) To provide financial support to any persons, group of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

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-Translation-

Sor Jor Gor. 002252 Issued on October 25, B.E. 2548 (A.D. 2005)

This document is attached to the Certificate. *-Signature-* (Mrs. Nilawan Kobkuachaiyapong) Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

No. 024154 1 NOV 2005
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SUDHISARN VIBULYASEKHA)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

152534

Translator and owner of the document primarily take responsibility for translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลา

P:\Suthasagrwan\SCB Certificate\SCBCER\SCBCER.DOC

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สำเนาเอกสารนี้แนบท้ายหนังสือรับรอง

(นางนิลาวรรณ กอบเกื้อชัยพงษ์)
นายทะเบียน

กรมพัฒนาธุรกิจการค้า กระทรวงพาณิชย์

วัตถุประสงค์ของบริษัทมีจำนวน 9 ข้อ ดังต่อไปนี้

(๙) ออกหลักทรัพย์ประเภทหุ้น หุ้นกู้ หน่วยลงทุน ใบสำคัญแสดงสิทธิที่จะซื้อหลักทรัพย์ทุกประเภท ตั๋วเงิน หลักทรัพย์หรือตราสารประเภทอื่นใด และไม่ว่าจะมีลักษณะเป็นเช่นใด ตามที่ได้รับอนุญาตหรือตามที่กำหนดไว้หรือจะกำหนดขึ้นต่อไปโดยกฎหมายว่าด้วยบริษัทมหาชนจำกัด กฎหมายว่าด้วยหลักทรัพย์และตลาดหลักทรัพย์ หรือกฎหมายอื่นใด เพื่อเสนอขายต่อผู้ถือหุ้น ประชาชน หรือบุคคลใด ๆ ทั้งนี้โดยมีราคาตามมูลค่าของตราสารหรือหลักทรัพย์ที่ตั้งหรือกำหนดไว้หรือโดยการให้ส่วนลดหรือในราคาที่สูงกว่าก็ได้

No. 024155 1 NOV 2005
BANGKOK

CERTIFIED TRUE COPY

กระทรวงการต่างประเทศ MINISTRY OF FOREIGN AFFAIRS

(MR. SUDHISARN VIBULYASEKHA)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

152535

-Translation -

Registered on October 25, B.E. 2548 (A.D. 2005)

Form Bor Mor Jor. 005

Page 1 of 1 page
Document attached to the application no.75481025-56

Garuda Emblem
No.Gor 56194 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on October 25, B.E. 2548 (A.D. 2005), issued on October 25, B.E. 2548 (A.D. 2005)
(Signature)
Mrs. Nilawan Kobkuachaiyapong
Registrar

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is 33,991,921,980 Baht (Thirty Three Thousand Nine Hundred Ninety One Million Nine Hundred Twenty One Thousand Nine Hundred and Eighty Baht)

2. Total amount of shares distributed 3,399,192,198 shares (Three Thousand Three Hundred Ninety Nine Million One Hundred Ninety Two Thousand One Hundred and Ninety Eight shares)

Categorized into

(a) Shares to be paid-up in money
Ordinary share 1,792,672,187 shares (One Thousand Seven Hundred Ninety Two Million Six Hundred Seventy Two Thousand One Hundred and Eighty Seven shares)
Preference share 1,606,520,011 shares (One Thousand Six Hundred Six Million Five Hundred Twenty Thousand and Eleven shares)

(b) Shares to be paid-up other than in money
Ordinary share - share (-)
Preference share - share (-)

(c) Shares to be paid-up other than specified in (a) and (b)
Ordinary share - share (-)
Preference share - share (-)

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totaling - page

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

P:\Suthang\trans\SCB Certificate\SCBCER6\BMJ005.doc

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บริษัท

No. 024156 1 NOV 2005
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SUDHISARN VIBULYASEN)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

152536

ranslator and owner of the document will
primarily take responsibility for erroneous
translation./ ผู้แปลและเจ้าของเอกสารเป็น
ผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

No. 024157 1 NOV 2005

BANGKOK

CERTIFIED TRUE COPY

(MR. SUDHISARN VIBULYASEK)

Diplomatic Officer 6

Department of Consular Affairs

Ministry of Foreign Affairs of Thailand

152537

- Translation -

No. Sor Jor Gor. 002137 | Garuda Emblem | Department of Business Development, Ministry of Commerce

Certificate

This is to certify that this Company has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993).
The registered particulars as of the date of issuance of this Certificate are as follows:

1. Name of the Company: The Siam Commercial Bank Public Company Limited

2. Directors consist of 15 persons namely:

1) Mr. Anand Panyarachun	2) Mr. Chirayu Isarangkun Na Ayuthaya
3) Khunying Jada Wattanasiritham	4) M.R. Disnadda Diskul
5) Mr. Peter Seah Lim Huat	6) Mr. John William Hancock
7) Mr. Vichit Suraphongchai	8) Mr. Bodin Asvanich
9) Mrs. Kannikar Chalitaporn	10) Mr. Maris Samaram
11) Mr. Tiraphot Vajrabhaya	12) Mr. Pichai Chunhavajira
13) Mr. Sumate Tanthuwanit	14) Mrs. Puntip Surathin
15) Mr. Prakob Tantiyapong/	

3. Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign./

Limitation of authorization of the directors is-none-/

4. Capital: Registered capital is Baht 70,000,000,000.00/
(Seventy Billion Baht)
Paid up capital is Baht 33,768,729,750.00/
(Thirty Three Thousand Seven Hundred Sixty Eight Million Seven Hundred Twenty Nine Thousand Seven Hundred and Fifty Baht)

5. The address of the principal office is No. 9 Rutchadapisek Road, Kwaeng Jatujak, Khet Jatujak, Bangkok Metropolis./

6. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

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No. Sor Jor Gor. 002137 | Garuda Emblem | Department of Business Development, Ministry of Commerce

Certificate

Issued on October 7, B.E. 2548 (A.D. 2005)

Signature
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

Remarks :

1. The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a public limited company on February 19, B.E. 2536 (A.D. 1993)./

2. This juristic person has already submitted Financial Statement for the year B.E. 2547 (A.D. 2004).

3. This document certifies only for the information filed and registered by the partnership/company in order to create its effectiveness pursuant to the law. Any other fact should be sought for in order to know its status.

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No. Sor Jor Gor. 002137 Issued on October 7, B.E. 2548 (A.D. 2005)

This document is attached to the Certificate. Signature (Mrs. Nilawan Kobkuachaiyapong) Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

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(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places where there is trading of securities including the operation or rendering of all kinds of services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

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Certified Correct Translation

Sumitra Chuenchomchat

(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 002137 Issued on October 7, B.E. 2548 (A.D. 2005)

This document is attached to the Certificate.
-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

Sumitra Chuenchomchat

(Ms. Sumitra Chuenchomchat)

(7) To provide financial support to any persons, group of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

Sumitra Chuenchomchat

(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 002137 Issued on October 7, B.E. 2548 (A.D. 2005)

This document is attached to the Certificate.

-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

No. 012100 17 OCT 2005
BANGKOK
SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SUDHISARN VIBULYASEK)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

140377

Translator and owner of the document will primarily take responsibility for erroneous translation/ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

P:\Sudhong\trans\SCB Certificate\SCBCER5\SCBCER.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Ms. Sumitra Chuenchomchat)

ออกให้ ณ วันที่ 7 เดือน ตุลาคม พ.ศ. 2548

สำเนาเอกสารนี้แนบท้ายหนังสือรับรอง

(นางนิลาวรรณ กอบเกื้อชัยพงษ์)
นายทะเบียน

วัตถุประสงค์ของบริษัทมีจำนวน 9 ข้อ ดังต่อไปนี้

(9) ออกหลักทรัพย์ประเภทหุ้น หุ้นกู้ หน่วยลงทุน ใบสำคัญแสดงสิทธิที่จะซื้อหลักทรัพย์ทุกประเภท ตั๋วเงิน หลักทรัพย์หรือตราสารประเภทอื่นใด และไม่ว่าจะมีลักษณะเป็นเช่นใด ตามที่ได้รับอนุญาต หรือตามที่กำหนดไว้หรือจะกำหนดขึ้นต่อไปโดยกฎหมายว่าด้วยบริษัทมหาชนจำกัด กฎหมายว่าด้วยหลักทรัพย์และตลาดหลักทรัพย์ หรือกฎหมายอื่นใด เพื่อเสนอขายต่อผู้ถือหุ้น ประชาชน หรือบุคคลใด ๆ ทั้งนี้โดยมีราคาตามมูลค่าของตราสารหรือหลักทรัพย์ที่ตั้งหรือกำหนดไว้หรือโดยการให้ส่วนลดหรือในราคาที่สูงกว่าก็ได้

No. 012101 17 OCT 2005
BANGKOK

CERTIFIED TRUE COPY

(MR. SUDHISARN VIBULYASERI)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

140378

-Translation -

Registered on October 7, B.E. 2548 (A.D. 2005)

Form Bor Mor Jor. 005

Page 1 of 1 page
Document attached to the application no.75481007-63

Garuda Emblem
No.Gor 54791 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on October 7, B.E. 2548 (A.D. 2005), issued on October 7, B.E. 2548 (A.D. 2005)
(Signature)
Mrs. Nilawan Kobkuachaiyapong
Registrar

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is	33,768,729,750 Baht (Thirty Three Thousand Seven Hundred Sixty Eight Million Seven Hundred Twenty Nine Thousand Seven Hundred and Fifty Baht)
2. Total amount of shares distributed	3,376,872,975 shares (Three Thousand Three Hundred Seventy Six Million Eight Hundred Seventy Two Thousand Nine Hundred and Seventy Five shares)

Categorized into

(a) Shares to be paid-up in money	
Ordinary share 1,770,352,964 shares	(One Thousand Seven Hundred Seventy Million Three Hundred Fifty Two Thousand Nine Hundred and Sixty Four shares)
Preference share 1,606,520,011 shares	(One Thousand Six Hundred Six Million Five Hundred Twenty Thousand and Eleven shares)
(b) Shares to be paid-up other than in money	
Ordinary share - share	(-)
Preference share - share	(-)
(c) Shares to be paid-up other than specified in (a) and (b)	
Ordinary share - share	(-)
Preference share - share	(-)

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totaling - page

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

P:\Suthang\trans\SCB Certificate\SCBCER5\BMJ005.doc

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

No. 012106 17 OCT 2005

BANGKOK

SEEN AT THE MINISTRY OF

FOREIGN AFFAIRS

(MR. SUDHISARN VIBULYASEN)

Diplomatic Officer 6

Department of Consular Affairs

Ministry of Foreign Affairs of Thailand

140383

Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

No. 012107 17 OCT 2005
BANGKOK

CERTIFIED TRUE COPY

(MR. SUDHISARN VIBULYASEK)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

140384

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of The Siam Commercial Bank Public Company Limited and its subsidiaries and the balance sheet of The Siam Commercial Bank Public Company Limited as at September 30, 2005, and the related consolidated and Bank's statements of income for the quarters and nine-month periods ended September 30, 2005 and 2004, and the related consolidated and Bank's statements of changes in shareholders' equity and cash flows for the nine-month periods ended September 30, 2005 and 2004. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. The Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and Bank's financial statements referred to the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and Bank's financial statements for the year ended December 31, 2004, and expressed an unqualified opinion in our report dated February 14, 2005. The consolidated and Bank's balance sheets as at December 31, 2004, presented herein for comparison, have been derived from such consolidated and Bank's financial statements which we have audited and reported on.

Dr. Suphamit Techamontrikul
Certified Public Accountant (Thailand)
Registration No. 3356
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
November 9, 2005

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

BAHT : '000

	Notes	CONSOLIDATED AS AT SEPTEMBER 30, 2005	CONSOLIDATED AS AT DECEMBER 31, 2004	BANK AS AT SEPTEMBER 30, 2005	BANK AS AT DECEMBER 31, 2004
ASSETS					
CASH		19,206,252	19,467,922	19,088,661	19,326,876
INTERBANK AND MONEY MARKET ITEMS					
Domestic items					
Interest bearing		11,138,991	9,784,348	9,867,105	8,619,009
Non-interest bearing		10,289,518	7,237,591	10,164,136	7,114,563
Foreign items					
Interest bearing		56,652,786	39,512,663	53,164,610	36,443,188
Non-interest bearing		2,434,102	1,902,375	1,865,918	1,423,028
Total interbank and money market items		80,515,397	58,436,977	75,061,769	53,599,788
SECURITIES PURCHASED UNDER RESALE AGREEMENTS		1,000,000	9,000,000	1,000,000	9,000,000
INVESTMENTS	4.1				
Short-term investments - net		25,338,869	37,607,891	22,062,771	30,122,819
Long-term investments - net		75,800,637	84,397,058	73,250,320	81,939,343
Investments in subsidiaries and associated companies - net		4,938,255	4,324,832	18,249,441	18,706,394
Total investments - net		106,077,761	126,329,781	113,562,532	130,768,556
LOANS AND ACCRUED INTEREST RECEIVABLES					
Loans	4.2	594,977,477	559,922,832	589,533,007	555,450,324
Accrued interest receivables		1,454,403	1,377,164	1,421,011	1,294,558
Total loans and accrued interest receivables		596,431,880	561,299,996	590,954,018	556,744,882
Less Allowance for doubtful accounts	4.2.2,4.3	(58,489,489)	(59,670,029)	(53,191,030)	(57,273,912)
Less Revaluation allowance for debt restructured	4.4	(2,554,467)	(4,395,811)	(2,333,112)	(4,136,594)
Net loans and accrued interest receivables		535,387,924	497,234,156	535,429,876	495,334,376
PROPERTIES FORECLOSED - NET		14,522,593	12,722,938	14,394,030	12,403,334
CUSTOMERS' LIABILITY UNDER ACCEPTANCES		411,094	366,511	411,094	366,511
PREMISES AND EQUIPMENT - NET		26,645,592	26,530,715	21,823,806	21,690,414
NET INTER-ACCOUNT BALANCE		1,194,412	714,929	1,194,412	714,929
ASSETS PENDING TRANSFER		1,999,877	3,425,862	1,966,522	3,404,964
LEGAL EXECUTION		2,452,560	2,442,791	2,452,560	2,442,791
OTHER ASSETS - NET		7,170,335	8,220,993	5,166,322	5,772,725
TOTAL ASSETS		796,583,797	764,893,575	791,551,584	754,825,264

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

BAHT : '000

	Notes	CONSOLIDATED "Unaudited" AS AT SEPTEMBER 30, 2005	CONSOLIDATED AS AT DECEMBER 31, 2004	BANK "Unaudited" AS AT SEPTEMBER 30, 2005	BANK AS AT DECEMBER 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY					
DEPOSITS					
Deposits in Baht		616,582,530	618,039,733	617,024,561	616,221,980
Deposits in foreign currencies		22,031,288	12,121,506	18,047,625	8,496,256
Total deposits		638,613,818	630,161,239	635,072,186	624,718,236
INTERBANK AND MONEY MARKET ITEMS					
Domestic items					
Interest bearing		18,618,312	11,372,540	18,618,312	11,185,446
Non-interest bearing		664,342	3,034,833	3,504,901	3,174,852
Foreign items					
Interest bearing		190,225	229,101	303,238	307,402
Non-interest bearing		715,222	290,494	721,069	300,385
Total interbank and money market items		20,188,101	14,926,968	23,147,520	14,968,085
LIABILITIES PAYABLE ON DEMAND		3,258,182	3,246,903	3,221,373	3,246,197
BORROWINGS					
Short-term borrowings		10,173,127	-	9,944,665	-
Long-term borrowings		8,987,354	16,601,315	8,987,354	16,210,315
Total borrowings		19,160,481	16,601,315	18,932,019	16,210,315
BANK'S LIABILITIES UNDER ACCEPTANCES		411,094	366,511	411,094	366,511
INTEREST PAYABLE ON DEPOSITS		1,451,352	981,402	1,447,169	980,678
LIABILITIES PENDING TRANSFER		3,086,802	1,698,659	3,074,436	1,689,586
PAYABLES FOR PURCHASES OF INVESTMENTS		8,281,403	4,903,069	8,281,403	4,903,069
OTHER LIABILITIES		11,846,530	8,908,966	8,675,047	5,709,625
TOTAL LIABILITIES		706,297,763	681,795,032	702,262,247	672,792,302

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

BAHT : '000

		CONSOLIDATED		BANK	
		"Unaudited"		"Unaudited"	
	Notes	AS AT SEPTEMBER 30, 2005	AS AT DECEMBER 31, 2004	AS AT SEPTEMBER 30, 2005	AS AT DECEMBER 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)					
SHAREHOLDERS' EQUITY					
SHARE CAPITAL					
Authorized share capital					
5,221,758,139 preferred shares of Baht 10 each (December 31, 2004 : 5,454,927,639 shares of Baht 10 each)		52,217,581	54,549,276	52,217,581	54,549,276
1,778,241,861 ordinary shares of Baht 10 each (December 31, 2004 : 1,545,072,361 shares of Baht 10 each)		17,782,419	15,450,724	17,782,419	15,450,724
Issued and fully paid-up share capital					
1,619,164,391 preferred shares of Baht 10 each (December 31, 2004 : 1,650,271,633 shares of Baht 10 each)		16,109,874	16,502,716	16,109,874	16,502,716
1,750,608,587 ordinary shares of Baht 10 each (December 31, 2004 : 1,695,226,594 shares of Baht 10 each)		17,658,856	16,952,266	17,658,856	16,952,266
PREMIUM ON PREFERRED SHARES		6,299,688	6,453,307	6,299,688	6,453,307
PREMIUM ON ORDINARY SHARES		4,378,118	3,597,004	4,378,118	3,597,004
REVALUATION SURPLUS ON LAND APPRAISAL		4,607,293	4,607,293	4,607,293	4,607,293
REVALUATION SURPLUS ON PREMISES APPRAISAL		3,526,917	3,610,449	3,526,917	3,610,449
REVALUATION SURPLUS ON INVESTMENTS		2,215,841	3,688,561	2,215,841	3,688,561
FOREIGN CURRENCY TRANSLATION		(45,171)	(112,727)	(45,171)	(112,727)
UNREALIZED GAIN RESULTING FROM CAPITAL SURPLUS ON INVESTMENTS IN SUBSIDIARIES		3,666	48,365	3,666	48,365

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

BAHT : '000

		CONSOLIDATED		BANK	
		"Unaudited"		"Unaudited"	
		AS AT	AS AT	AS AT	AS AT
		SEPTEMBER 30,	DECEMBER 31,	SEPTEMBER 30,	DECEMBER 31,
	Notes	2005	2004	2005	2004
LIABILITIES AND SHAREHOLDERS' EQUITY					
(CONTINUED)					
RETAINED EARNINGS					
Appropriated					
Legal reserve	4.6	1,547,424	1,547,424	1,547,424	1,547,424
Unappropriated		32,986,831	25,138,304	32,986,831	25,138,304
TOTAL SHAREHOLDERS' EQUITY OF THE BANK		89,289,337	82,032,962	89,289,337	82,032,962
MINORITY INTEREST		996,697	1,065,581	-	-
TOTAL SHAREHOLDERS' EQUITY		90,286,034	83,098,543	89,289,337	82,032,962
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		796,583,797	764,893,575	791,551,584	754,825,264
OFF-BALANCE SHEET ITEMS - CONTINGENCIES	4.7				
AVALS TO BILLS AND GUARANTEES OF LOANS		4,501,259	3,647,447	4,501,259	3,647,447
LIABILITY UNDER UNMATURED IMPORT BILLS		5,304,357	4,107,002	5,304,357	4,107,002
LETTER OF CREDIT		10,505,889	9,827,417	10,357,616	9,765,260
OTHER CONTINGENCIES		1,084,999,056	698,783,168	1,084,617,715	698,528,280

See notes to the interim financial statements

....	....
(Khunying Jada Wattanasiritham)	(Mr. Vichit Suraphongchai)
President and Chief Executive Officer	Chairman of the Executive Committee

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	Notes	CONSOLIDATED 2005	CONSOLIDATED 2004	BANK 2005	BANK 2004
INTEREST AND DIVIDEND INCOME					
Interest on loans		6,696,308	5,577,618	6,675,431	5,496,923
Interest on interbank and money market items		508,749	235,265	472,415	224,265
Investments		1,219,573	966,610	1,150,343	916,790
Total Interest and Dividend Income		8,424,630	6,779,493	8,298,189	6,637,978
INTEREST EXPENSES					
Interest on deposits		1,286,882	1,204,863	1,280,715	1,194,942
Interest on interbank and money market items		86,126	20,728	81,174	19,567
Interest on short-term borrowings		130,951	26,391	130,951	26,392
Interest on long-term borrowings		103,316	232,477	103,316	223,409
Total Interest Expenses		1,607,275	1,484,459	1,596,156	1,464,310
Net Interest and Dividend Income		6,817,355	5,295,034	6,702,033	5,173,668
BAD DEBT AND DOUBTFUL ACCOUNTS		(419,444)	356,412	(405,321)	392,191
LOSS ON DEBT RESTRUCTURING		705,321	244,419	705,321	207,809
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring		6,531,478	4,694,203	6,402,033	4,573,668
NON-INTEREST INCOME					
Gain (loss) on investments		471,606	(16,309)	470,304	(16,073)
Income from equity interest in subsidiaries and/or associated companies		131,197	274,964	374,439	491,536
Fees and service income					
Acceptances, avals and guarantees		221,729	182,439	221,567	182,539
Others		2,409,373	2,057,666	2,208,985	1,869,132
Gain on exchanges		593,703	299,443	592,886	299,882
Other income		849,258	706,973	85,560	122,679
Total Non-Interest Income		4,676,866	3,505,176	3,953,741	2,949,695

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		BANK	
	Notes	**2005**	**2004**	**2005**	**2004**
NON-INTEREST EXPENSES					
Personnel expenses		2,126,266	1,482,023	1,819,637	1,261,528
Premises and equipment expenses		1,383,964	1,111,602	1,164,363	901,345
Taxes and duties		319,596	314,074	317,196	306,765
Fees and service expenses		556,587	364,837	563,355	365,038
Directors' remuneration		12,539	10,595	11,300	9,918
Contributions to the Financial Institutions Development Fund		630,665	618,594	630,665	616,183
Other expenses		797,907	543,689	576,697	418,390
Total Non-Interest Expenses		5,827,524	4,445,414	5,083,213	3,879,167
INCOME BEFORE INCOME TAX		5,380,820	3,753,965	5,272,561	3,644,196
LESS INCOME TAX		81,761	88,026	-	7,274
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		5,299,059	3,665,939	5,272,561	3,636,922
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		26,498	29,017	-	-
NET INCOME		5,272,561	3,636,922	5,272,561	3,636,922
BASIC EARNINGS PER SHARE	*5.2*	2.99	2.37	2.99	2.37
DILUTED EARNINGS PER SHARE	*5.2*	1.55	1.07	1.55	1.07

See notes to the interim financial statements

....	....
(Khunying Jada Wattanasiritham)	(Mr. Vichit Suraphongchai)
President and Chief Executive Officer	Chairman of the Executive Committee

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		BANK	
	Notes	2005	2004	2005	2004
INTEREST AND DIVIDEND INCOME					
Interest on loans		18,780,291	15,543,929	18,712,365	15,331,955
Interest on interbank and money market items		1,407,978	732,562	1,315,257	691,141
Investments		3,334,956	3,530,267	3,123,238	3,299,815
Total Interest and Dividend Income		23,523,225	19,806,758	23,150,860	19,322,911
INTEREST EXPENSES					
Interest on deposits		3,685,129	3,689,964	3,667,728	3,660,033
Interest on interbank and money market items		232,001	59,785	225,361	56,668
Interest on short-term borrowings		136,754	90,140	136,754	90,139
Interest on long-term borrowings		539,904	710,934	539,904	683,699
Total Interest Expenses		4,593,788	4,550,823	4,569,747	4,490,539
Net Interest and Dividend Income		18,929,437	15,255,935	18,581,113	14,832,372
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL	*4.3*	218,235	45,196	194,679	(14,264)
LOSS ON DEBT RESTRUCTURING	*4.2.6*	705,321	1,910,608	705,321	1,814,264
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring		18,005,881	13,300,131	17,681,113	13,032,372
NON-INTEREST INCOME					
Gain (loss) on investments		807,407	5,710,078	772,519	5,658,011
Income from equity interest in subsidiaries and/or associated companies		368,728	602,387	1,022,633	1,126,956
Fees and service income					
Acceptances, avals and guarantees		584,224	567,247	584,224	567,583
Others		6,982,158	5,533,070	6,563,409	5,153,774
Gain on exchanges		1,485,205	1,154,884	1,491,015	1,156,442
Other income		2,955,368	2,134,795	723,229	205,278
Total Non-Interest Income		13,183,090	15,702,461	11,157,029	13,868,044

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		BANK	
	Notes	**2005**	**2004**	**2005**	**2004**
NON-INTEREST EXPENSES					
Personnel expenses		5,921,865	4,646,534	5,057,489	3,913,272
Premises and equipment expenses		3,947,385	3,123,088	3,320,474	2,559,997
Taxes and duties		946,272	874,743	938,795	859,100
Fees and service expenses		1,499,582	1,127,975	1,623,207	1,151,875
Directors' remuneration		78,630	71,103	67,583	59,416
Contributions to the Financial Institutions Development Fund		1,888,282	1,851,517	1,888,282	1,843,216
Other expenses		2,088,377	1,616,422	1,459,163	1,141,064
Total Non-Interest Expenses		16,370,393	13,311,382	14,354,993	11,527,940
INCOME BEFORE INCOME TAX		14,818,578	15,691,210	14,483,149	15,372,476
LESS INCOME TAX	*5.1*	239,968	227,234	82	8,274
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		14,578,610	15,463,976	14,483,067	15,364,202
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		95,543	99,774	-	-
NET INCOME		14,483,067	15,364,202	14,483,067	15,364,202
BASIC EARNINGS PER SHARE	*5.2*	6.46	8.72	6.46	8.72
DILUTED EARNINGS PER SHARE	*5.2*	4.27	4.63	4.27	4.63

See notes to the interim financial statements

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Mr. Vichit Suraphongchai)
Chairman of the Executive Committee

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
"UNAUDITED"

BAHT: '000

CONSOLIDATED

	Notes	Issued and fully paid-up share capital: Preferred shares	Issued and fully paid-up share capital: Ordinary shares	Premium on: Preferred shares	Premium on: Ordinary shares	Revaluation surplus on land appraisal	Revaluation surplus on premises appraisal	Revaluation surplus on investment	Foreign currency translation	Unrealized gain resulting from capitall surplus on investments in subsidiaries	Retained Earnings: Appropriated Legal reserve	Retained Earnings: Unappropriated	Minority interest	Total
Balance as at December 31, 2003		17,776,264	13,854,273	4,055,907	1,370,852	4,620,996	3,726,454	17,598,757	(102,286)	50,123	622,988	11,949,780	1,134,407	76,658,515
Revaluation surplus on land and premises appraisal		-	-	-	-	(10,655)	(87,316)	-	-	-	-	-	-	(97,971)
Revaluation surplus on investments		-	-	-	-	-	-	(11,462,446)	-	-	-	-	-	(11,462,446)
Foreign currency translation		-	-	-	-	-	-	-	72,308	-	-	-	-	72,308
Unrealized gain resulting from capitial surplus on investment in subsidiaries		-	-	-	-	-	-	-	-	(2,231)	-	-	-	(2,231)
Balance including items unrealized in the statement of income		17,776,264	13,854,273	4,055,907	1,370,852	4,610,341	3,639,138	6,136,311	(29,978)	47,892	622,988	11,949,780	1,134,407	65,168,175
Net income		-	-	-	-	-	-	-	-	-	-	15,364,202	-	15,364,202
Dividend paid	*4.8*	-	-	-	-	-	-	-	-	-	-	(4,486,883)	-	(4,486,883)
Conversion of warrants to preferred shares		1,120,299	-	3,215,258	-	-	-	-	-	-	-	-	-	4,335,557
Conversion of preferred shares and subordinated convertible bonds to ordinary shares		(915,755)	1,530,868	(239,857)	1,470,084	-	-	-	-	-	-	-	-	1,845,340
Depreciation of revaluation surplus on premises		-	-	-	-	-	-	-	-	-	-	83,616	-	83,616
Minority interest		-	-	-	-	-	-	-	-	-	-	-	(69,906)	(69,906)
Balance as at September 30, 2004		17,980,808	15,385,141	7,031,308	2,840,936	4,610,341	3,639,138	6,136,311	(29,978)	47,892	622,988	22,910,715	1,064,501	82,240,101

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
"UNAUDITED"

BAHT: '000

CONSOLIDATED

	Notes	Issued and fully paid-up share capital		Premium on		Revaluation surplus on land appraisal	Revaluation surplus on premises appraisal	Revaluation surplus on investment	Foreign currency translation	Unrealized gain resulting from capitall surplus on investments in subsidiaries	Retained Earnings		Minority interest	Total
		Preferred shares	Ordinary shares	Preferred shares	Ordinary shares						Appropriated Legal reserve	Unappropriated		
Balance as at December 31, 2004		16,502,716	16,952,266	6,453,307	3,597,004	4,607,293	3,610,449	3,688,561	(112,727)	48,365	1,547,424	25,138,304	1,065,581	83,098,543
Revaluation surplus on land and premises appraisal		-	-	-	-	-	(83,532)					-	-	(83,532)
Revaluation surplus on investments		-	-	-	-	-		(1,472,720)				-	-	(1,472,720)
Foreign currency translation		-	-	-	-	-			67,556			-	-	67,556
Unrealized gain resulting from capital surplus on investments in subsidiaries		-	-	-	-	-				(44,699)		-	-	(44,699)
Balance including items unrealized in the statement of income		16,502,716	16,952,266	6,453,307	3,597,004	4,607,293	3,526,917	2,215,841	(45,171)	3,666	1,547,424	25,138,304	1,065,581	81,565,148
Net income		-	-	-	-	-	-	-	-	-	-	14,483,067	-	14,483,067
Dividend paid	4.8	-	-	-	-	-	-	-	-	-	-	(6,718,038)	-	(6,718,038)
Conversion of preferred shares and subordinated convertible bonds to ordinary shares		(392,842)	706,590	(153,619)	781,114	-	-	-	-	-	-	-	-	941,243
Depreciation of revaluation surplus on premises		-	-	-	-	-	-	-	-	-	-	83,498	-	83,498
Minority interest		-	-	-	-	-	-	-	-	-	-	-	(68,884)	(68,884)
Balance as at September 30, 2005		16,109,874	17,658,856	6,299,688	4,378,118	4,607,293	3,526,917	2,215,841	(45,171)	3,666	1,547,424	32,986,831	996,697	90,286,034

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
"UNAUDITED"

BAHT: '000

BANK

	Notes	Issued and fully paid-up share capital		Premium on		Revaluation surplus on land appraisal	Revaluation surplus on premises appraisal	Revaluation surplus on investment	Foreign currency translation	Unrealized gain resulting from capitall surplus on investments in subsidiaries	Retained Earnings		Total
		Preferred shares	Ordinary shares	Preferred shares	Ordinary shares						Appropriated Legal reserve	Unappropriated	
Balance as at December 31, 2003		17,776,264	13,854,273	4,055,907	1,370,852	4,620,996	3,726,454	17,598,757	(102,286)	50,123	622,988	11,949,780	75,524,108
Revaluation surplus on land and premises appraisal		-	-	-	-	(10,655)	(87,316)	-	-	-	-	-	(97,971)
Revaluation surplus on investments		-	-	-	-	-	-	(11,462,446)	-	-	-	-	(11,462,446)
Foreign currency translation		-	-	-	-	-	-	-	72,308	-	-	-	72,308
Unrealized gain resulting from capitial surplus on investment in subsidiaries		-	-	-	-	-	-	-	-	(2,231)	-	-	(2,231)
Balance including items unrealized in the statement of income		17,776,264	13,854,273	4,055,907	1,370,852	4,610,341	3,639,138	6,136,311	(29,978)	47,892	622,988	11,949,780	64,033,768
Net income		-	-	-	-	-	-	-	-	-	-	15,364,202	15,364,202
Dividend paid	4.8	-	-	-	-	-	-	-	-	-	-	(4,486,883)	(4,486,883)
Conversion of warrants to preferred shares		1,120,299	-	3,215,258	-	-	-	-	-	-	-	-	4,335,557
Conversion of preferred shares and subordinated convertible bonds to ordinary shares		(915,755)	1,530,868	(239,857)	1,470,084	-	-	-	-	-	-	-	1,845,340
Depreciation of revaluation surplus on premises		-	-	-	-	-	-	-	-	-	-	83,616	83,616
Balance as at September 30, 2004		17,980,808	15,385,141	7,031,308	2,840,936	4,610,341	3,639,138	6,136,311	(29,978)	47,892	622,988	22,910,715	81,175,600

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
"UNAUDITED"

BAHT: '000

		BANK											
		Issued and fully paid-up share capital		Premium on		Revaluation surplus on land appraisal	Revaluation surplus on premises appraisal	Revaluation surplus on investment	Foreign currency translation	Unrealized gain resulting from capitail surplus on investments in subsidiaries	Retained Earnings		Total
	Notes	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares						Appropriated Legal reserve	Unappropriated	
Balance as at December 31, 2004		16,502,716	16,952,266	6,453,307	3,597,004	4,607,293	3,610,449	3,688,561	(112,727)	48,365	1,547,424	25,138,304	82,032,962
Revaluation surplus on land and premises appraisal		-	-	-	-	-	(83,532)	-	-	-	-	-	(83,532)
Revaluation surplus on investments		-	-	-	-	-	-	(1,472,720)	-	-	-	-	(1,472,720)
Foreign currency translation		-	-	-	-	-	-	-	67,556	-	-	-	67,556
Unrealized gain resulting from capitial surplus on investment in subsidiaries		-	-	-	-	-	-	-	-	(44,699)	-	-	(44,699)
Balance including items unrealized in the statement of income		16,502,716	16,952,266	6,453,307	3,597,004	4,607,293	3,526,917	2,215,841	(45,171)	3,666	1,547,424	25,138,304	80,499,567
Net income		-	-	-	-	-	-	-	-	-	-	14,483,067	14,483,067
Dividend paid	*4.8*	-	-	-	-	-	-	-	-	-	-	(6,718,038)	(6,718,038)
Conversion of preferred shares and subordinated convertible bonds to ordinary shares		(392,842)	706,590	(153,619)	781,114	-	-	-	-	-	-	-	941,243
Depreciation of revaluation surplus on premises		-	-	-	-	-	-	-	-	-	-	83,498	83,498
Balance as at September 30, 2005		16,109,874	17,658,856	6,299,688	4,378,118	4,607,293	3,526,917	2,215,841	(45,171)	3,666	1,547,424	32,986,831	89,289,337

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	14,483,067	15,364,202	14,483,067	15,364,202
Items to reconcile net income to cash received (paid) from operating activities:				
Depreciation and amortization	1,455,821	1,114,109	1,162,345	826,656
Bad debt and doubtful accounts (reversal)	218,235	45,196	194,679	(14,264)
Loss on debt restructuring	705,321	1,910,608	705,321	1,814,264
Loss from diminution in value and reserve for selling expense of property foreclosed	-	1,891	-	-
Reversal of impairment of investment in securities	(307,045)	(979,100)	(310,720)	(982,514)
Loss (gain) on sales of investments	(986,106)	105,633	(961,483)	149,602
Loss (gain) on transferring investment portfolio	655,182	(4,824,349)	601,158	(4,824,349)
Gain on sales of premises and equipment	(44,236)	(66,208)	(38,793)	(64,208)
Gain on sales of property foreclosed	(449,624)	(44,433)	(451,624)	(49,061)
Gain on exchange	(1,485,205)	(1,154,884)	(1,491,015)	(1,156,442)
Unrealized gain on revaluation of securities	(169,438)	(12,262)	(101,474)	(750)
Amortization of goodwill (negative)	(1,595)	1,966	-	-
Decrease (increase) in accrued interest and dividend income	(987,726)	6,069	(1,024,357)	(281,392)
Increase (decrease) in accrued interest payable	508,473	(84,514)	505,214	(95,288)
Increase in other accrued expenses	1,908,032	1,239,215	1,662,585	1,108,501
Income from equity interest in subsidiaries and/or associated companies	(368,728)	(602,387)	(1,022,633)	(1,126,956)
Minority interest in net income of subsidiaries	95,543	99,774	-	-
Income from operations before changes in operating assets and liabilities	15,229,971	12,120,526	13,912,270	10,668,001
Operating assets (increase) decrease				
Interbank and money market items	(22,041,969)	(19,893,737)	(21,436,725)	(18,161,069)
Securities purchased under resale agreements	8,000,000	35,760,000	8,000,000	35,800,000
Securities for trading	6,438,823	1,287,098	6,659,457	4,530,392
Loans and accrued interest receivables	(42,931,788)	(65,364,206)	(44,742,797)	(66,012,078)
Properties foreclosed	2,378,469	1,982,390	2,187,290	1,897,747
Other assets	4,019,437	(2,814,066)	3,591,869	(3,603,169)

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES (continued)				
Operating liabilities increase (decrease)				
Deposits	8,452,578	38,062,888	10,353,950	41,490,445
Interbank and money market items	6,251,133	(202,518)	9,169,435	(219,015)
Liabilities payable on demand	11,280	(900,122)	(24,823)	(898,207)
Securities sold under repurchase agreements	-	(10,000)	-	-
Short-term borrowings	3,325,627	(3,792,599)	3,097,165	(3,792,599)
Other liabilities	5,736,778	(2,606,924)	6,006,625	(1,473,642)
Net cash provided by (used in) operating activities	(5,129,661)	(6,371,270)	(3,226,284)	226,806
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of available-for-sale securities	(177,823,245)	(128,124,804)	(171,391,759)	(123,434,772)
Proceeds from sales of available-for-sale securities	194,163,397	125,296,313	183,300,209	117,051,068
Purchases of held-to-maturity securities	(10,390,373)	(5,097,333)	(10,363,351)	(4,873,558)
Proceeds from redemption of held-to-maturity securities	7,699,746	14,588,494	7,670,274	14,280,527
Purchases of general securities	(134,516)	(144,195)	(95,314)	(79,144)
Proceeds from sales of general securities	670,715	349,392	669,254	339,792
Purchases of investments in subsidiaries and/or associated companie	(2,458,236)	(455,801)	(516,823)	(3,537,452)
Proceeds from sales of investments in subsidiaries and/or associated companies	2,327,482	803,336	2,317,920	803,249
Purchases of premises and equipment	(2,632,639)	(1,917,706)	(2,368,034)	(1,758,744)
Proceeds from sales of premises and equipment	1,203,681	104,341	1,197,780	83,335
Net cash provided by (used in) investing activities	12,626,012	5,402,037	10,420,156	(1,125,699)
CASH FLOWS FROM FINANCING ACTIVITIES				
Decrease in long-term borrowings	(1,107,538)	(5,794)	(716,538)	(5,303)
Preferred shares increased from exercise of warrants	-	1,120,299	-	1,120,299
Premium on preferred shares increased from exercise of warrants	-	3,215,258	-	3,215,258
Dividend paid	(6,718,039)	(4,486,883)	(6,718,039)	(4,486,883)
Net cash used in financing activities	(7,825,577)	(157,120)	(7,434,577)	(156,629)
Increase in foreign currency translation	67,556	72,308	2,490	640
Net decrease in cash and cash equivalents	(261,670)	(1,054,045)	(238,215)	(1,054,882)
Cash and cash equivalents as at January 1,	19,467,922	13,190,310	19,326,876	13,058,940
Cash and cash equivalents as at September 30,	19,206,252	12,136,265	19,088,661	12,004,058

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTERS AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
"UNAUDITED"

1. GENERAL

The Bank was incorporated in Thailand. Its head office is located at 9 Rutchadapisek Road, Kwang Jatujak, Khet Jatujak, Bangkok. The Bank provides banking business through its branch network in Thailand and other countries. As at September 30, 2005 and December 31, 2004, the Bank has 12,960 and 12,125 employees, respectively (Consolidated : 14,825 and 13,934 employees respectively).

2. BASIS FOR PREPARATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis for Preparation of the Interim Financial Statements

The consolidated and Bank's financial statements for the quarters and nine-month periods ended September 30, 2005 and 2004 and the consolidated and Bank's balance sheet for the year ended December 31, 2004, which have been derived from the consolidated and Bank's financial statements for the year ended December 31, 2004, presented herein for comparison, have been prepared in condensed format in accordance with Thai Accounting Standard (TAS) No. 41 "Interim Financial Statements" and presented as prescribed by the Bank of Thailand's notification dated May 10, 2001, regarding the format of balance sheet and statement of income of commercial bank, issued under the Banking Act B.E. 2505 and the Bank of Thailand's letter number 1498/2544 dated July 9, 2001. In addition, the interim financial statements have been prepared in accordance with the regulations of The Stock Exchange of Thailand dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements and reports for financial position and the results of operations of listed companies B.E. 2544.

The Bank maintains its accounting records in Thai Baht and prepares its statutory financial statements in conformity with Thai laws and Bank of Thailand's guidelines and Thai accounting standards.

The interim financial statements are intended to provide additional information to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the most recent annual financial statements, which have been audited.

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual result may differ from such estimates.

2.2 Basis for Preparation of the Consolidated Financial Statements

The consolidated financial statements include the accounts of the Head Office, all domestic and overseas branches, the Bangkok International Banking Facilities business and the bank's subsidiaries where more than 50 % of the shares are owned by the Bank. Significant related party transactions and balances have been eliminated. The subsidiaries are as follows:

.../17

		For the nine-month periods ended September 30,		For the year ended December 31,
		2005	2004	2004
1.	Chatuchak Asset Management Co., Ltd.	/	/	/
2.	The Cambodian Commercial Bank Ltd.	/	/	/
3.	SCB Securities Co., Ltd.	/	/	/
4.	The Samaggi Insurance PCL	/	/	/
5.	SCB Business Services Co., Ltd.	/	/	/
6.	SCB Training Centre Co., Ltd.	/	/	/
7.	Siam Pitiwat Co., Ltd.	/	/	/
8.	Sub Sri Thai Warehouse PCL	/	/	/
9.	Mahisorn Co., Ltd.	/	/	/
10.	Astrakhan Investment Ltd.	/	/	/
11.	SCB Asset Management Co., Ltd	/	/	/
12.	SCB Capital Service Co., Ltd.	/	/	/
13.	SCB Quant Asset Management Co., Ltd. (1)	/	-	-
14.	Hunters Asset Management Co., Ltd. (2)	-	/	/
15.	The Book Club Finance PCL (2)	-	/	/

(1) : Incorporated during the second quarter of 2005.

(2) : The consolidated financial statements for the nine-month periods of 2005 did not include the balance sheet as at September 30, 2005 of the company but included the operating results up to the sales date because it was sold during the period.

All subsidiaries have been registered and are operating in Thailand except The Cambodian Commercial Bank Ltd., which is registered and operates in Cambodia, and Astrakhan Investment Ltd. which is registered and operates in Hong Kong.

The consolidated financial statements for the quarters and nine-month periods ended September 30, 2005 and 2004 and for the year ended December 31, 2004 do not include certain companies which are either subsidiaries or companies in which the Bank and subsidiaries has significant control, as their operations were discontinued or are in the process of being dissolved. There are no material effects on the consolidated financial statements for not including the following companies : (see Note 4.1.4)

Investment in general investments

- Siam Commercial Development Co., Ltd
- Thai Manpower Development Co., Ltd.

In addition, the consolidated financial statements for the quarters and nine-month periods ended September 30, 2005 and 2004 and for the year ended December 31, 2004 do not include the financial statements of companies in which the Bank and a subsidiary have more than 50% of the equity of these companies as a result of debt restructuring because the Bank and the subsidiary intend to hold these investments temporarily. These investments listed below have been classified as "Investment in general investments".

		% of the paid-up share capital		
		For the nine-month periods ended September 30,		For the year ended December 31,
		2005	2004	2004
1.	S.G. Land Co., Ltd.	99.7	99.7	99.7
2.	Mahachai Land Development Co., Ltd.	78.8	81.4	78.8
3.	Zigma Concrete & Construction Co., Ltd.	58.8	58.8	58.8
4.	Phoenix Land Development Co., Ltd.	97.6	-	-

3. SIGNIFICANT ACCOUNTING POLICIES

The Bank and subsidiaries adopt accounting standards and calculation method in the interim financial statements consistent with the financial statements for the year 2004, except for derivatives as follows :

Before 2005	Since January 1, 2005
Forward exchange contracts at the end of the period are converted into Baht by using the reference BOT exchange rate at year end. Premium or discount which represented the difference between the rate of the forward contract and the rate on the transaction date is recognised on an accrual basis over the term of the contract.	Derivatives are classified into 2 types as follows : 1. Derivatives for trading Derivatives are carried at fair value. Changes in fair value are recognised in the statement of income 2. Derivatives for hedging of transactions which are measured on an accrual basis Derivatives are recorded as off-balance sheet items and measured on an accrual basis equivalent to that used for the underlying transactions.

As a result, gain from revaluation of derivatives for trading as at January 1, 2005 amounting to Baht 37 million is recognised. No retroactive adjustment to the financial statements has been made due to immaterial amount.

4. INFORMATION ON BALANCE SHEET ITEMS

4.1 Investment in Securities

4.1.1 Classification of Investments in Securities

As at September 30, 2005 and December 31, 2004, the Bank and subsidiaries classify their investments in securities as follows:

Unit : Million Baht

	CONSOLIDATED			
	September 30, 2005		December 31, 2004	
	Cost / Amortized cost	Fair value	Cost / Amortized cost	Fair value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	1,070	1,071	4,227	4,235
Corporate debt securities	111	109	318	264
Foreign debt securities	4,720	4,721	-	-
Domestic equity securities	2,431	2,578	418	417
Total	8,332	8,479	4,963	4,916
Add (Less) Allowance for revaluation of investments	147	-	(47)	-
Total	8,479	8,479	4,916	4,916
Available-for-sale securities				
Government and state enterprise debt securities	12,485	12,519	18,309	18,487
Corporate debt securities	266	265	155	158
Foreign debt securities	2,295	2,294	9,554	9,556
Domestic equity securities	-	-	16	17
Other securities	78	78	33	36
Total	15,124	15,156	28,067	28,254
Add Allowance for revaluation of investments	32	-	228	-
Less Allowance for impairment of investments	-	-	(41)	-
Total	15,156	15,156	28,254	28,254
Held-to-maturity securities				
Government and state enterprise debt securities	264	264	136	136
Corporate debt securities	371	371	30	30
Foreign debt securities	1,069	1,069	4,272	4,272
Total	1,704	1,704	4,438	4,438
Total short-term investments-net	25,339	25,339	37,608	37,608

Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	7,030	6,783	8,610	8,627
Corporate debt securities	6,677	6,197	7,165	6,798
Foreign debt securities	4,349	4,373	7,233	7,314
Domestic equity securities	11,598	13,637	11,780	14,503
Other securities	2,515	2,663	10,580	10,727
Total	32,169	33,653	45,368	47,969
Add Allowance for revaluation of investments	1,725	-	2,954	-
Less Allowance for impairment of investments	(241)	-	(353)	-
Total	33,653	33,653	47,969	47,969
Held-to-maturity securities				
Government and state enterprise debt securities	38,807	34,886	31,989	28,658
Corporate debt securities	1,569	1,385	1,759	1,606
Foreign debt securities	738	739	1,530	1,531
Other securities	22	22	-	-
Total	41,136	37,032	35,278	31,795
Less Allowance for impairment of investments	(56)	-	(55)	-
Total	41,080	37,032	35,223	31,795
General investments				
Domestic non-marketable equity securities	2,868	3,039	3,252	2,844
Foreign non-marketable equity securities	24	42	52	38
Total	2,892	3,081	3,304	2,882
Less Allowance for impairment of investments	(1,824)	-	(2,099)	-
Total	1,068	3,081	1,205	2,882
Total long-term investments - net	75,801	73,766	84,397	82,646

.../20

Unit : Million Baht

	BANK			
	September 30, 2005		December 31, 2004	
	Cost / Amortized Cost	Fair value	Cost / Amortized cost	Fair value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	1,070	1,071	1,654	1,654
Corporate debt securities	111	109	49	49
Foreign debt securities	4,720	4,721	-	-
Domestic equity securities	2,160	2,287	-	-
Total	8,061	8,188	1,703	1,703
Add Allowance for revaluation of investments	127	-	-	-
Total	8,188	8,188	1,703	1,703
Available-for-sale securities				
Government and state enterprise debt securities	10,491	10,525	14,214	14,417
Corporate debt securities	157	157	140	143
Foreign debt securities	2,295	2,294	9,554	9,556
Total	12,943	12,976	23,908	24,116
Add Allowance for revaluation of investments	33	-	249	-
Less Allowance for impairment of investments	-	-	(41)	-
Total	12,976	12,976	24,116	24,116
Held-to-maturity securities				
Government and state enterprise debt securities	30	30	32	32
Foreign debt securities	869	869	4,272	4,272
Total	899	899	4,304	4,304
Total short-term investments-net	22,063	22,063	30,123	30,123

Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	6,972	6,725	8,578	8,596
Corporate debt securities	6,234	5,759	7,289	6,918
Foreign debt securities	4,349	4,373	7,232	7,313
Domestic equity securities	11,320	13,344	11,398	14,082
Other securities	1,380	1,520	9,435	9,588
Total	30,255	31,721	43,932	46,497
Add Allowance for revaluation of investments	1,699	-	2,918	-
Less Allowance for impairment of investments	(233)	-	(353)	-
Total	31,721	31,721	46,497	46,497
Held-to-maturity securities				
Government and state enterprise debt securities	38,396	34,494	31,215	27,899
Corporate debt securities	1,312	1,145	1,417	1,285
Foreign debt securities	738	739	1,530	1,531
Total	40,446	36,378	34,162	30,715
Less Allowance for impairment of investments	(19)	-	(19)	-
Total	40,427	36,378	34,143	30,715
General investments				
Domestic non-marketable equity securities	2,858	3,075	3,280	2,938
Foreign non-marketable equity securities	24	41	53	39
Total	2,882	3,116	3,333	2,977
Less Allowance for impairment of investments	(1,780)	-	(2,034)	-
Total	1,102	3,116	1,299	2,977
Total long-term investments - net	73,250	71,215	81,939	80,189

.../21

As at September 30 , 2005, the Bank and a subsidiary classified promissory notes which were issued by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement for the transfer of sub-quality assets, as held-to-maturity debt securities - government and state enterprise debt securities of Baht 9,521 million in the consolidated financial statements and of Baht 9,148 million in the Bank's financial statements (December 31, 2004 : Baht 10,102 million and Baht 9,733 million, respectively) (see Notes 4.2.7 and 4.7).

As at September 30, 2005, government bonds which are classified as available-for-sale securities, of Baht 312 million were pledged with the Government Housing Bank in order to comply with terms of an agreement and Baht 8 million were pledged with the court against a lawsuit. (December 31, 2004 : Baht 312 million and Baht 3 million, respectively)

As at September 30, 2005, a subsidiary pledged debt securities, which are classified as held-to-maturity securities, amounting to Baht 16 million with a government agency (December 31, 2004 : Baht 16 million).

During the nine-month period ended September 30, 2005, the Bank transferred unit trust of Baht 6,931 million and debt securities of Baht 6,480 million from available-for-sale securities to trading securities. As a result, a loss of Baht 601 million was recognized in the statement of income.

During the nine-month period ended September 30, 2004, the Bank transferred equity securities of Baht 7,019 million from available-for-sale securities to trading securities. As a result, a gain of Baht 4,842 million was recognized in the statement of income. Subsequently, such securities were sold to a mutual fund (open-ended fund), which was set up at the permission of the Securities and Exchange Commission.

4.1.2 Investments in Companies with Holding More Than 10%

As at September 30, 2005 and December 31, 2004, investments in companies other than subsidiaries and associated companies, of which the Bank and subsidiaries hold more than 10% of the paid-up capital in each company, classified by industry, are as follows:

Unit : Million Baht

	Number of companies	CONSOLIDATED		BANK	
		September 30, 2005	**December 31, 2004**	**September 30, 2005**	**December 31, 2004**
Finance service and mutual fund	5-14	11,607	19,629	10,531	18,565
Manufacturing and others	22-32	396	405	396	402
		12,003	20,034	10,927	18,967

4.1.3 Investments in Companies with Problems in Their Financial Positions

As at September 30, 2005 and December 31, 2004, the Bank and subsidiaries, which are financial institutions (finance, securities and asset management companies), have investments in a number of securities issued by the companies with problems in their financial positions and operating results. The Bank and subsidiaries have made a provision for diminution in the value of securities equal to the amount by which the aggregate cost exceeds the aggregate market value as follows:

.../22

Unit : Million Baht

	Number of companies	CONSOLIDATED					
		September 30, 2005			December 31, 2004		
		Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed							
Common shares	2	1	-	1	1	-	1
Bonds	5	50	-	50	50	-	50
Listed companies identified for delisting							
Common shares	8 – 9	43	19	20	36	13	24
Bonds	3	56	-	4	62	4	7
Non-listed companies whose operating results in line with the listed companies identified for delisting and having going concern issue							
Common shares/Preferred shares	29 – 35	1,313	25	1,313	1,569	46	1,562
Bonds	1	198	-	198	198	-	198

Unit : Million Baht

	Number of companies	BANK					
		September 30, 2005			December 31, 2004		
		Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Listed companies identified for delisting							
Common shares	5 – 6	41	19	17	17	8	10
Bonds	2 – 3	52	-	-	52	-	-
Non-listed companies whose operating results in line with the listed companies identified for delisting and having going concern issue							
Common shares/Preferred shares	26 – 30	1,271	25	1,271	1,521	45	1,515
Bonds	1	181	-	181	181	-	181

4.1.4 Investments in Subsidiaries and Associated Companies

As at September 30, 2005 and December 31, 2004, the Bank and subsidiaries have investments in subsidiaries and associated companies as follows:

Unit : Million Baht

	Type of Business	Type of share	CONSOLIDATED					
			Direct and indirect shareholding (%)		Book value			
					Cost method		Equity method	
			September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Associated companies								
Finance & Insurance								
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	33.0	227	227	313	287
The Siam Industrial Credit PCL and affiliates	Finance	Ordinary	38.6	38.7	1,250	1,250	1,510	1,559
Siam Commercial New York Life Insurance PCL	Life Insurance	Ordinary	47.3	25.0	633	133	646	78
SCB Leasing PCL	Leasing, Hire-purchase and Factoring	Ordinary	40.6	40.7	42	42	114	110
Siam Panich Leasing PCL and affiliates	Leasing, Hire-purchase and Factoring	Ordinary	28.3	28.0	1,710	1,692	1,835	1,800

Unit : Million Baht

	Type of Business	Type of share	CONSOLIDATED					
			Direct and indirect shareholding (%)		Book value			
					Cost method		Equity method	
			September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Associated companies (cont.)								
Services								
Siam Niti Law Office Co., Ltd.	Legal Consultant	Ordinary	49.0	49.0	8	8	13	11
Siam Cosmos Service Co., Ltd. and affiliates	Insurance Broker	Ordinary	25.4	23.8	3	3	18	14
Siam Children Care Co., Ltd. *	Nursery	Ordinary	30.0	30.0	2	2	-	-
Real Estate								
Christiani & Nielsen (Thai) PCL and affiliates	Construction	Ordinary	41.5	41.5	534	534	357	333
Others								
Saturn Inc. (Cayman Islands)	Holding	Ordinary	24.9	24.9	3	3	132	133
Nobleclear Holding (BVI) Ltd. * (Germany)	Holding	Ordinary	46.9	46.9	-	-	-	-
Total					4,412	3,894	4,938	4,325
Less Allowance for impairment of investments					(948)	(948)	-	-
Total investments in subsidiaries and associated companies - net					3,464	2,946	4,938	4,325

* Discontinued operations or in the process of dissolution.

Unit : Million Baht

	Type of Business	Type of share	BANK					
			Direct and indirect shareholding (%)		Book value			
					Cost method		Equity method	
			September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Subsidiaries								
Finance & Insurance								
Cambodian Commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	100.0	634	634	735	597
The Book Club Finance PCL	Finance	Ordinary and preferred	-	89.7	-	2,545	-	830
Chatuchak Asset Management Co., Ltd.	Asset Management	Ordinary	100.0	100.0	6,000	6,000	4,886	4,885
SCB Securities Co., Ltd.	Securities	Ordinary	100.0	100.0	5,107	5,107	5,064	5,443
SCB Asset Management Co., Ltd.	Fund Management	Ordinary	100.0	100.0	46	46	148	107
Hunters Asset Management Co., Ltd.	Fund Management	Ordinary	-	50.0	-	-	-	-
The Samaggi Insurance PCL	Insurance	Ordinary	55.9	59.2	455	455	955	1,044
SCB Quant Asset Management Co., Ltd.	Fund Management	Ordinary	100.0	-	-	-	-	-
Services								
SCB Business Services Co., Ltd.	Credit Card	Ordinary	100.0	100.0	56	57	44	44
SCB Training Centre Co., Ltd.	Service	Ordinary	100.0	100.0	390	390	300	306
Siam Pitiwat Co., Ltd.	Service	Ordinary	99.9	99.9	10	10	28	26
Sub Sri Thai Warehouse PCL **	Warehouse and Silo	Ordinary	58.3	58.3	147	147	308	309
SCB Capital Service Co., Ltd.	Asset Management	Ordinary	100.0	100.0	-	-	-	-
Real Estate								
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	100.0	2,142	2,142	417	376
Others								
Astrakhan Investment Limited (Hong Kong)	Holding	Ordinary	99.9	99.9	2	2	424	412

** Additional holding of 20.01% by the Bank's Management

Unit : Million Baht

	Type of Business	Type of share	BANK					
			Direct and indirect shareholding (%)		Book value			
					Cost method		Equity method	
			September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Associated companies								
Finance & Insurance								
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	33.0	227	227	313	287
The Siam Industrial Credit PCL and affiliates	Finance	Ordinary	38.6	38.7	1,250	1,250	1,515	1,564
Siam Commercial New York Life Insurance PCL	Life Insurance	Ordinary	47.3	25.0	633	133	646	77
SCB Leasing PCL	Leasing, Hire-purchase and Factoring	Ordinary	40.6	40.7	40	40	115	110
Siam Panich Leasing PCL and affliates	Leasing, Hire-purchase and Factoring	Ordinary	28.3	28.0	1,706	1,690	1,835	1,800
Services								
Siam Niti Law Office Co., Ltd.	Legal Consultant	Ordinary	49.0	49.0	8	8	13	11
Siam Cosmos Service Co., Ltd. and affiliates	Insurance Broker	Ordinary	25.4	23.8	1	1	15	12
Siam Children Care Co., Ltd. *	Nursery	Ordinary	30.0	30.0	-	-	-	-
Real Estate								
Christiani & Nielsen (Thai) PCL and affiliates	Construction	Ordinary	41.5	41.5	534	534	357	333
Others								
Saturn Inc. (Cayman Islands)	Holding	Ordinary	24.9	24.9	2	2	131	133
Nobleclear Holding (BVI) Ltd.* (Germany)	Holding	Ordinary	46.9	46.9	-	-	-	-
Total					19,390	21,420	18,249	18,706
Less Allowance for impairment of investments					(3,100)	(3,929)	-	-
Total investments in subsidiaries and associated companies - net					16,290	17,491	18,249	18,706

* Discontinued operations or in the process of dissolution.

Information about the financial positions and results of operations of certain subsidiaries and companies in the process of dissolution or discontinued operations that the Bank has significant control and not included in the consolidated financial statements can be summarized as follows: (see Note 2.2)

Unit : Million Baht

	September 30, 2005			December 31, 2004		
	"Unaudited"			"Audited"		
	Total assets	Total liabilities	Shareholders' equity	Total assets	Total liabilities	Shareholders' equity
Siam Commercial Development Co., Ltd.	-	-	-	-	-	-
Thai Manpower Development Co., Ltd.	1	-	1	1	-	1
	1	-	1	1	-	1

Unit : Million Baht

	For the nine-month periods ended September 30,							
	2005				2004			
	"Unaudited"				"Unaudited"			
	Revenue	Expenses	Net income (loss)	Earnings (loss) per share (Baht)	Revenue	Expenses	Net income (loss)	Earnings (loss) per share (Baht)
Siam Commercial Development Co., Ltd.	-	-	-	-	-	-	-	2
Thai Manpower Development Co., Ltd.	-	-	-	(0.03)	-	-	-	-
	-	-	-		-	-	-	

As at September 30, 2005 and December 31, 2004, the Bank and a subsidiary received equity securities in companies as a result of troubled debt restructuring, which represent more than 20% of the paid-up capital of each company. These securities were not recorded as investments in subsidiaries and associated companies as it is the Bank's and such subsidiary's intention to hold such investments temporarily. Such investments are as follows:

	% of paid- up share capital	
	September 30, 2005	**December 31, 2004**
General investments		
S.G. Land Co., Ltd.	99.7	99.7
Phoenix Land Development Co.,Ltd.	97.6	-
Mahachai Land Development Co., Ltd.	78.8	78.8
Zigma Concrete & Construction Co., Ltd.	58.8	58.8
Sri-U-Thong Co., Ltd.	42.1	42.2
Thai Baroda Industry Co., Ltd.	31.3	31.3
Nawa 84 Co., Ltd.	25.0	25.0
CBNP (Thailand) Co., Ltd.	20.8	20.8

4.2 Loans and Accrued Interest Receivables

4.2.1 Classified by Business Type and Loan Classification as at September 30, 2005 and December 31, 2004

Unit : Million Baht

	CONSOLIDATED											
	September 30, 2005						December 31, 2004					
	Normal	Special Mention	Sub-standard	Doubtful	Doubtful Loss	Total	Normal	Special Mention	Sub-standard	Doubtful	Doubtful Loss	Total
Agriculture and mining	6,158	299	1,238	263	2,067	10,025	5,797	356	918	204	2,656	9,931
Manufacturing and commercial	191,561	2,561	1,278	4,542	21,728	221,670	185,718	2,808	2,063	2,228	22,882	215,699
Real estate and construction	46,225	358	1,529	1,487	10,448	60,047	45,937	790	338	354	13,188	60,607
Utilities and services	79,084	949	370	815	8,332	89,550	72,232	550	490	330	8,665	82,267
Housing loans	159,363	3,053	1,486	1,447	10,973	176,322	136,779	3,719	1,673	2,066	12,154	156,391
Others	30,292	650	439	512	5,469	37,362	28,110	740	396	424	5,358	35,028
Total	512,683	7,870	6,340	9,066	59,017	594,976	474,573	8,963	5,878	5,606	64,903	559,923
Accrued interest receivables	1,178	56	38	82	101	1,455	1,086	49	22	35	185	1,377
Total	513,861	7,926	6,378	9,148	59,118	596,431	475,659	9,012	5,900	5,641	65,088	561,300

Unit : Million Baht

	BANK											
	September 30, 2005						December 31, 2004					
	Normal	Special Mention	Sub-standard	Doubtful	Doubtful Loss	Total	Normal	Special Mention	Sub-standard	Doubtful	Doubtful Loss	Total
Agriculture and mining	6,119	299	1,238	263	1,833	9,752	5,758	356	918	204	2,622	9,858
Manufacturing and commercial	191,079	2,561	1,193	4,448	18,757	218,038	182,909	2,806	2,051	2,121	22,349	212,236
Real estate and construction	49,154	358	1,459	1,472	7,872	60,315	48,895	790	338	338	12,531	62,892
Utilities and services	78,787	949	370	815	8,266	89,187	71,236	550	472	326	8,369	80,953
Housing loans	159,344	3,053	1,486	1,445	10,818	176,146	136,448	3,715	1,670	2,041	11,896	155,770
Others	29,663	650	433	492	4,857	36,095	27,311	740	389	424	4,877	33,741
Total	514,146	7,870	6,179	8,935	52,403	589,533	472,557	8,957	5,838	5,454	62,644	555,450
Accrued interest receivables	1,171	56	38	82	74	1,421	1,071	49	21	28	126	1,295
Total	515,317	7,926	6,217	9,017	52,477	590,954	473,628	9,006	5,859	5,482	62,770	556,745

4.2.2 Loan Classification and Allowance as at September 30, 2005 and December 31, 2004

Unit : Million Baht

Loan classification	BANK					
	September 30, 2005					
	Loan and accrued interest	Loan and accrued interest - net of collateral*	Allowance per BOT's guideline %	Allowance		
				Allowance per requirement	Additional allowance	Total
Normal	515,318	485,356	1	4,853	-	4,853
Special Mention	7,927	7,896	2	158	-	158
Substandard	6,215	2,217**	20	437	85	522
Doubtful	9,018	3,466	50	1,733	691	2,424
Doubtful Loss	52,476	27,588	100	27,588	2,344	29,932
Total	590,954	526,523		34,769	3,120	37,889
Specific and general allowance						15,302
Total						53,191

Unit : Million Baht

Loan classification	BANK					
	December 31, 2004					
	Loan and accrued interest	Loan and accrued interest – net of collateral*	Allowance per BOT's guideline %	Allowance		
				Allowance per requirement	Additional allowance	Total
Normal	473,628	230,319	1	2,303	-	2,303
Special Mention	9,006	3,524	2	70	-	70
Substandard	5,859	1,760**	20	316	188	504
Doubtful	5,482	1,617	50	809	1,566	2,375
Doubtful Loss	62,770	30,906	100	30,906	1,286	32,192
Total	556,745	268,126		34,404	3,040	37,444
Specific and general allowance						19,830
Total						57,274

* Net of collateral per BOT's guideline

** Excluding troubled debts restructuring which the allowance was included in revaluation allowances for debts restructuring.

In the second quarter of 2005, the Bank of Thailand (BOT) changes the guideline of collateral valuation limit that can be used to calculate the allowance for doubtful accounts. Therefore, the Bank changes the calculation method of collateral, which are property and machinery, of loans classified as normal and special mention from 50% to 0%.

Based on management's assessment of the ultimate collectibility of the Bank's loan portfolio, the Bank believes that the allowances established are adequate as at September 30, 2005 and December 31, 2004 and in compliance with the BOT guidelines. In 2003, the BOT modified its guidelines regarding the minimum allowance required. Under the revised guidelines, the minimum allowance consists of provisions based on the loan classification and other additional provisions required by the BOT. As at September 30, 2005, the Bank has provided an allowance for doubtful accounts which exceeds the minimum allowance required by such revised guidelines by Baht 15,302 million (December 31, 2004 : Baht 19,830 million).

4.2.3 Loan Classification of Finance Subsidiaries

As at September 30, 2005, Chatuchak Asset Management Co., Ltd. which is a subsidiary (December 31, 2004 : Chatuchak Asset Management Co., Ltd. and The Book Club Finance PCL), has classified loans according to the criteria specified in the Notification of the BOT as follows :

Unit : Million Baht

Loan classification	**September 30, 2005**					
	Loan and accrued interest	**Loan and accrued interest - net of collateral***	**Allowance per BOT's guideline %**	**Allowance**		
				Allowance per requirement	**Additional allowance**	**Total**
Normal	440	416	1	4	-	4
Special Mention	-	-	2	-	-	-
Substandard	181	175	20	35	-	35
Doubtful	136	103	50	52	-	52
Doubtful Loss	6,885	4,672	100	4,672	-	4,672
Total	7,642	5,366		4,763	-	4,763
Less Allowance for doubtful account transferred	(4,727)					(4,727)
Cost of purchase	2,915					
Allowance per requirement						36
Specific and general allowance						913
Total						949

* Net of collateral per BOT's guideline

Unit : Million Baht

Loan classification	December 31, 2004					
	Loan and accrued interest	Loan and accrued interest – net of collateral*	Allowance per BOT's guideline %	Allowance		
				Allowance per requirement	Additional allowance	Total
Normal	4,213	3,358	1	34	(6)	28
Special Mention	4	-	2	-	-	-
Substandard	34	11	20	2	23	25
Doubtful	168	146	50	73	22	95
Doubtful Loss	2,532	1,950	100	1,950	69	2,019
Total	6,951	5,465		2,059	108	2,167
Less Allowance for doubtful account transferred						(899)
Allowance per requirement						1,268
Specific and general allowance						597
Total						1,865

* Net of collateral per BOT's guideline

4.2.4 Loans to Listed Companies Identified for Delisting

As at September 30, 2005 and December 31, 2004, the Bank and its subsidiaries which are financial institutions (finance and asset management companies) have loans and accrued interest with borrowers who subsequently developed problems with their financial positions and operating results, causing their loans to become classified assets. The Bank and subsidiaries have made appropriate provisions for loan losses as follows :

Unit : Million Baht

	CONSOLIDATED							
	September 30, 2005				December 31, 2004			
	No. of companies	Loans and accrued interest receivables*	Collateral	Amount of provision	No. of companies	Loans and accrued interest receivables*	Collateral	Amount of provision
Listed companies identified for delisting	13	2,659	456	1,905	13	1,813	497	803

Unit : Million Baht

	BANK							
	September 30, 2005				December 31, 2004			
	No. of companies	Loans and accrued interest receivables*	Collateral	Amount of provision	No. of companies	Loans and accrued interest receivables*	Collateral	Amount of provision
Listed companies identified for delisting	12	2,609	456	1,865	11	1,706	497	706

* Including loans to financial institutions

.../29

4.2.5 Non-Performing Loans

As at September 30, 2005 and December 31, 2004, the Bank used the BOT's notification dated January 16, 2003 in determining non-performing loans which consist of loans classified as substandard, doubtful, doubtful loss and loss under BOT's guideline. The amounts are as follows:

Unit : Million Baht

	BANK	
	September 30, 2005	**December 31, 2004**
Non-performing loans to financial institutions	11	13
Non-performing loans	67,515	73,934
% of Non-performing loans to total loans	11.2	13.1

As at September 30, 2005, Chatuchak Asset Management Co., Ltd. which is a subsidiary, has non-performing loans of Baht 2,915 million (December 31, 2004, Chatuchak Asset Management Co., Ltd. and The Book Club Finance PCL : Baht 2,408 million).

4.2.6 Troubled Debt Restructured

The financial statements for the nine-month periods ended September 30, 2005 and 2004, include the result of various types of troubled debt restructured including transfers of assets and equity securities, changes in repayment condition, and mixed types as follows:

Unit : Million Baht

Types of Restructured	**CONSOLIDATED**									
	No. of Accounts		**Outstanding Debts**				**Transferred Assets**			
			Before Restructured		**After Restructured**		**Types**	**Fair Value**		
	2005	**2004**	**2005**	**2004**	**2005**	**2004**		**2005**	**2004**
Debt restructuring in various forms	58	242	6,211	6,344	4,751	6,357	Immovable properties and shares	-	2
Changes of repayment conditions	1,083	2,092	2,074	6,205	2,074	6,454			
Total	1,141	2,334	8,285	12,549	6,825	12,811			

Unit : Million Baht

Types of Restructured	**BANK**								
	No. of Accounts		**Outstanding Debts**				**Transferred Assets**		
			Before Restructured		**After Restructured**		**Types**	**Fair Value**	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**		**2005**	**2004**
Debt restructuring in various forms	58	239	6,211	6,252	4,751	6,239	Shares	-	1
Changes of repayment conditions	1,083	2,056	2,074	5,550	2,074	5,547			
Total	1,141	2,295	8,285	11,802	6,825	11,786			

As at September 30, 2005, and 2004, troubled debt restructured compared with total loans including loans to financial institutions are as follows:

Unit : Million Baht

	CONSOLIDATED			
	2005		2004	
	No. of Accounts	The Outstanding Debts	No. of Accounts	The Outstanding Debts
Troubled debt restructured in the period	1,141	8,285	2,334	12,549
Total loans including loans to financial institutions	188,898	603,173	175,159	581,455

Unit : Million Baht

	BANK			
	2005		2004	
	No. of Accounts	The Outstanding Debts	No. of Accounts	The Outstanding Debts
Troubled debt restructured in the period	1,141	8,285	2,295	11,802
Total loans including loans to financial institutions	188,627	600,258	174,507	574,968

As at September 30, 2005, the Bank and subsidiaries which are financial institutions have outstanding loans to the restructured debtors including accrued interest of Baht 73,061 million in the consolidated financial statements and Baht 72,519 million in the Bank's financial statements (December 31, 2004 : Baht 83,288 million and Baht 81,680 million, respectively).

The average term of troubled debt restructured during for the nine-month periods ended September 30, 2005 is 12.9 years (2004:11.0 years).

Supplementary information relating to restructured debtors for the nine-month periods ended September 30, 2005 and 2004 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
Interest income recognized in the statements of income	2,502	2,691	2,500	2,618
Loss from debt restructuring recognized in the statements of income	705	1,911	705	1,814
Cash collection	3,218	4,317	3,187	3,593

4.2.7 Sales of Loan Receivables to Thai Asset Management Corporation (TAMC)

The information regarding the transfer of a portion of sub-quality assets to TAMC according to the Asset Transfer Agreement of the Bank and a subsidiary since 2001 are as follows : (see Notes 4.1.1 and 4.7)

Unit : Million Baht

	CONSOLIDATED		BANK	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Total net amount of sub-quality assets transferred to TAMC since 2001	11,026	11,029	10,600	10,603
Promissory notes received	11,026	11,029	10,600	10,603

4.3 Allowance for Doubtful Accounts

Allowance for doubtful accounts as at September 30, 2005 and December 31, 2004 consists of the following:

Unit : Million Baht

	CONSOLIDATED						
	September 30, 2005						
	Normal	Special Mention	Sub Standard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,331	70	529	2,451	33,437	20,852	59,670
Bad debt and doubtful accounts	2,550	88	18	50	1,063	(3,553)	216
Bad debt recovered	-	-	-	-	422	-	422
Bad debt written off	-	-	-	-	(3,751)	-	(3,751)
Others	(26)	-	(25)	(77)	(721)	2,781	1,932
Ending balance	4,855	158	522	2,424	30,450	20,080	58,489

Unit : Million Baht

	CONSOLIDATED						
	December 31, 2004						
	Normal	Special Mention	Sub Standard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,128	55	1,056	5,396	35,643	19,787	64,065
Bad debt and doubtful accounts	202	15	(527)	(2,945)	13,332	(6,928)	3,149
Bad debt recovered	-	-	-	-	201	-	201
Bad debt written off	-	-	-	-	(15,727)	-	(15,727)
Others	1	-	-	-	(12)	7,993	7,982
Ending balance	2,331	70	529	2,451	33,437	20,852	59,670

Unit : Million Baht

	BANK						
	September 30, 2005						
	Normal	Special Mention	Sub Standard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,303	71	504	2,374	32,192	19,830	57,274
Bad debt and doubtful accounts	2,550	87	84	100	4,797	(7,424)	194
Bad debt recovered	-	-	-	-	406	-	406
Bad debt written off	-	-	-	-	(3,751)	-	(3,751)
Others	-	-	(66)	(50)	(3,712)	2,896	(932)
Ending balance	4,853	158	522	2,424	29,932	15,302	53,191

Unit : Million Baht

	BANK						
	December 31, 2004						
	Normal	Special Mention	Sub Standard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,117	55	1,023	5,260	34,425	18,694	61,574
Bad debt and doubtful accounts	186	16	(519)	(2,886)	13,295	(7,006)	3,086
Bad debt recovered	-	-	-	-	199	-	199
Bad debt written off	-	-	-	-	(15,727)	-	(15,727)
Others	-	-	-	-	-	8,142	8,142
Ending balance	2,303	71	504	2,374	32,192	19,830	57,274

.../32

4.4 Revaluation Allowances for Debts Restructured

As at September 30, 2005 and December 31, 2004, revaluation allowances for debts restructured consist of the following :

Unit : Million Baht

	CONSOLIDATED		BANK	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Beginning balance	4,396	10,730	4,137	10,387
Decrease during the period	(1,842)	(6,334)	(1,804)	(6,250)
Ending balance	2,554	4,396	2,333	4,137

4.5 Classified Assets

The Bank and subsidiaries which are financial institutions have classified assets according to the guidelines of the BOT as at September 30, 2005 and December 31, 2004 as follows:

Unit : Million Baht

	CONSOLIDATED					
	September 30, 2005					
	Loans and accrued interest receivables	Loans to financial institutions and accrued interest receivables	Investments	Property foreclosed	Other assets	Total
Normal	512,738	10,627	-	-	173	523,538
Special Mention	7,927	113	-	-	7	8,047
Substandard	6,397	-	-	-	4	6,401
Doubtful	9,154	4	-	-	6	9,164
Doubtful loss	59,361	7	6,664	2,373	1,305	69,710
	595,577	10,751	6,664	2,373	1,495	616,860

Unit : Million Baht

	CONSOLIDATED					
	December 31, 2004					
	Loans and accrued interest receivables	Loans to financial institutions and accrued interest receivables	Investments	Property foreclosed	Other assets	Total
Normal	474,682	8,552	-	-	162	483,396
Special Mention	9,011	130	-	-	3	9,144
Substandard	5,893	-	-	-	7	5,900
Doubtful	5,650	4	-	-	12	5,666
Doubtful loss	65,301	7	8,558	2,403	2,282	78,551
	560,537	8,693	8,558	2,403	2,466	582,657

Unit : Million Baht

	BANK					
	September 30, 2005					
	Loans and accrued interest receivables	Loans to financial institutions and accrued interest receivables	Investments	Property foreclosed	Other assets	Total
Normal	515,318	10,627	-	-	173	526,118
Special Mention	7,927	113	-	-	7	8,047
Substandard	6,216	-	-	-	4	6,220
Doubtful	9,018	4	-	-	6	9,028
Doubtful loss	52,476	7	6,664	2,373	1,305	62,825
	590,955	10,751	6,664	2,373	1,495	612,238

.../33

Unit : Million Baht

	BANK					
	December 31, 2004					
	Loans and accrued interest receivables	Loans to financial institutions and accrued interest receivables	Investments	Property foreclosed	Other assets	Total
Normal	473,628	8,765	-	-	162	482,555
Special Mention	9,007	130	-	-	3	9,140
Substandard	5,859	-	-	-	7	5,866
Doubtful	5,482	4	-	-	12	5,498
Doubtful loss	62,769	7	8,535	2,373	2,273	75,957
	556,745	8,906	8,535	2,373	2,457	579,016

4.6 Legal Reserve

Under the Public Companies Act, the Bank and its subsidiaries which are public companies are required to set aside as legal reserve at least 5% of its net income net of accumulated deficit brought forward (if any) until the reserve is not less than 10% of the registered capital.

According to the Civil and Commercial Code, subsidiaries which are private companies must appropriate to a reserve fund of each distribution of dividend at least 5% of the profit arising from the business of the company until the reserve fund reaches 10% of the capital of the company. Such reserve fund is not available for distribution as dividend.

4.7 Contingencies

Contingencies of the Bank and subsidiaries as at September 30, 2005 and December 31, 2004 are as follows:

Unit : Million Baht

	CONSOLIDATED					
	September 30, 2005			December 31, 2004		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	2,758	-	2,758	1,547	-	1,547
Guarantees of loans	28	1,715	1,743	26	2,075	2,101
Liability under unmatured import bills	721	4,583	5,304	365	3,742	4,107
Letters of credit	2,639	7,867	10,506	1,880	7,947	9,827
Other guarantees	53,783	7,611	61,394	50,139	8,490	58,629
Exchange rate contracts						
Bought	694	223,667	224,361	667	136,294	136,961
Sold	633	283,092	283,725	632	198,512	199,144
Interest rate contracts						
Bought	163,528	62,222	225,750	96,385	25,182	121,567
Sold	163,555	62,222	225,777	96,385	25,182	121,567
Amount of unused bank overdraft	63,606	258	63,864	60,647	133	60,780
Others	-	128	128	-	135	135
Total	451,945	653,365	1,105,310	308,673	407,692	716,365

.../34

Unit : Million Baht

	BANK					
	September 30, 2005			December 31, 2004		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	2,758	-	2,758	1,547	-	1,547
Guarantees of loans	28	1,715	1,743	26	2,075	2,101
Liability under unmatured import bills	721	4,583	5,304	365	3,742	4,107
Letters of credit	2,639	7,719	10,358	1,880	7,885	9,765
Other guarantees	53,783	7,611	61,394	50,139	8,490	58,629
Exchange rate contracts						
Bought	694	223,667	224,361	667	136,294	136,961
Sold	633	283,092	283,725	632	198,512	199,144
Interest rate contracts						
Bought	163,528	62,222	225,750	96,385	25,182	121,567
Sold	163,555	62,222	225,777	96,385	25,182	121,567
Amount of unused bank overdraft	63,606	-	63,606	60,647	-	60,647
Others	-	5	5	-	13	13
Total	451,945	652,836	1,104,781	308,673	407,375	716,048

As at September 30, 2005, the Bank has commitments of Baht 334 million, in connection with finance companies whose operations were closed down permanently by the Ministry of Finance on December 8, 1997 (December 31, 2004 : Baht 334 million).

On October 12, 2001, the Bank entered into an Asset Transfer Agreement with the Thai Asset Management Corporation (TAMC). Under the agreement, the Bank will transfer sub-quality assets including right over the collateral to TAMC at terms and conditions specified in the agreement. The price of transferred loans shall equal the value of the collateral, which should not exceed the book value of such loans. The Bank and TAMC reserve the right to request for reappraisal under specified terms. Once TAMC and the Bank agree with the price, the Bank will receive a non-negotiable promissory note from TAMC. The note matures in 10 years from the issuing date with the interest rate calculated based on the average rate of deposits. The note is avaled by Financial Institution Development Fund (see Notes 4.1.1 and 4.2.7).

The Bank and TAMC agreed to recognize any profits or losses from the management of the sub-quality assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank. In addition, pursuant to the TAMC Decree B.E. 2544, in case when the profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC, will be allocated in between TAMC and the Bank. The second portion of the profits will be given to the Bank. The two portions of the profits combined together shall not exceed the difference between the book value of sub-quality assets and the transfer price of sub-quality assets transferred to TAMC. All residual amount of profit will be given to TAMC. In the case of losses it will be shared between TAMC and the Bank. The Bank will take the first portion of losses, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC. The residual amount of the first portion of losses, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC, will be shared in between TAMC and the Bank. All residual amount of the loss will be absorbed by TAMC. As at September 30, 2005, the provision was set up amounting to Baht 904 million, which was presented in other liabilities in the balance sheets (December 31, 2004 : Baht 904 million).

.../35

4.8 Dividend

The shareholders' meeting passed a resolution on April 5, 2005 to pay dividends to both preferred and ordinary shareholders at the rate of Baht 2.00 per share. The amount of Baht 6,718 million was paid on April 28, 2005.

The shareholders' meeting passed a resolution on April 8, 2004 to pay dividends to both preferred and ordinary shareholders at the rate of Baht 1.40 per share. The amount of Baht 4,487 million was paid on April 30, 2004.

5. INFORMATION ON STATEMENT OF INCOME ITEMS

5.1 Income Tax

For the nine-month periods ended September 30, 2005 and 2004, the Bank's financial statements present net income but no income tax expenses are payable as the Bank has tax adjusting transactions i.e. available tax losses carried forward, adjustments on reserve. The available tax losses carried forward to offset taxable income are as follows :

Unit : Million Baht

Loss carried forward remaining of the year	Tax deductable expenses up to the year	2005	2004
1999	2004	-	31,749
2002	2007	10,929	10,929
Total		10,929	42,678

Income tax in the Bank's statement of income for the nine-month periods ended September 30, 2005 represents income tax of a BIBF Business.

5.2 Earnings Per Share

Earnings per share in the consolidated and Bank's financial statements for the quarters ended September 30, 2005 and 2004 are calculated as follows:

	Net Income "Unaudited"		Weighted Average Number of Common Shares "Unaudited"		Earning Per Share	
	2005 Million Baht	2004 Million Baht	2005 Million Shares	2004 Million Shares	2005 Baht	2004 Baht
Basic earning per share						
Net income	5,273	3,637	1,763	1,534	2.99	2.37
Effect of dilutive ordinary shares equivalent						
Convertible preferred shares	-	-	1,612	1,794		
Subordinated convertible Thai Baht bonds	5	11	26	68		
Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of convertible preferred shares and subordinated convertible bonds)	5,278	3,648	3,401	3,396	1.55	1.07

.../36

Earnings per share in the consolidated and Bank's financial statements for the nine-month periods ended September 30, 2005 and 2004 are calculated as follows :

	Net Income "Unaudited"		Weighted Average Number of Common Shares "Unaudited"		Earning Per Share	
	2005 Million Baht	2004 Million Baht	2005 Million Shares	2004 Million Shares	2005 Baht	2004 Baht
Basic earning per share						
Net income before dividend of preferred shares	14,483	15,364	1,741	1,487		
Less Dividend of preferred shares	(3,238)	(2,388)	-	-		
Net income after dividend of preferred shares	11,245	12,976	1,741	1,487	6.46	8.72
Effect of dilutive ordinary shares equivalent						
Convertible preferred shares	3,238	2,388	1,625	1,757		
Subordinated convertible Thai Baht bonds	22	41	35	81		
Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of convertible preferred shares and subordinated convertible bonds)	14,505	15,405	3,401	3,325	4.27	4.63

6. INFORMATION ON CASH FLOWS STATEMENTS

6.1 Cash Paid for Interest and Income Tax

Cash paid for interest and income tax for the nine-month periods ended September 30, 2005 and 2004 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2005	**2004**	**2005**	**2004**
Interest	4,085	4,643	4,064	4,586
Withholding income tax	680	402	175	95

6.2 Non-Cash Items

Non-cash items for the nine-month periods ended September 30, 2005 and 2004 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2005	**2004**	**2005**	**2004**
Increase (decrease) in unrealized gain from securities valuation - presented as part of shareholders' equity	(1,473)	(11,462)	(1,473)	(11,462)
Conversion of subordinated convertible bonds into ordinary shares	941	1,845	941	1,845
Conversion of convertible preferred shares into ordinary shares	393	916	393	916
Property foreclosed acquired from debt settlement	3,729	2,246	3,726	2,246
Investment in securities received from debt restructuring process				
- Available-for-sales securities	1	8	1	8
- General securities	-	135	-	135
Unrealized increment per premises appraisal directly transferred in retained earnings	83	84	83	84

.../37

7. SUPPLEMENTARY DISCLOSURES REQUIRED BY ACCOUNTING STANDARDS AND REGULATORS

7.1 Capital Funds

The Bank and its subsidiaries, which are financial institutions, are subject to various capital and regulatory requirements of the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the subsidiaries must satisfy specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory accounting practices. The Bank's and the subsidiaries' capital amounts and classification are also subject to qualitative judgements by the BOT as to components, risk weightings, and other factors. These capital and regulatory requirements are subject to change, as considered necessary by the BOT.

The Bank maintains its capital funds as a proportion of risk assets in accordance with the criteria, methodologies, and conditions prescribed by the BOT. As at September 30, 2005 and December 31, 2004, the Bank's total capital funds can be categorized as follows :

Unit : Million Baht

		BANK	
		September 30, 2005	**December 31, 2004**
Tier 1 capital			
Issued and paid-up share capital		33,769	33,455
Premium on share capital		10,678	10,050
Legal reserve		1,547	623
Net gain after appropriations		25,420	19,246
Total Tier 1 capital		71,414	63,374
Tier 2 capital			
Revaluation surplus on land and premises appraisal		4,955	4,997
Revaluation surplus on investment in equity securities		1,332	1,683
Subordinated bonds		6,866	8,644
Allowance for classified assets of "normal" category and excess allowance		7,323	6,923
Total Tier 2 Capital		20,476	22,247
Less Investment in other financial institutions' Tier 2 Capital		-	(105)
Total Capital Funds		91,890	85,516
Risk assets :			
On-balance sheet items		541,904	515,878
Off-balance sheet items		43,920	37,970
Total risk assets		585,824	553,848
Total Capital / Total Risk Assets	(minimum 8.50 %)	15.7%	15.4%
Total Tier 1 capital / Total Risk Assets	(minimum 4.25 %)	12.2%	11.4%
Total Tier 2 capital / Total Risk Assets		3.5%	4.0%

.../38

7.2 The Financial Sector Master Plan

On January 23, 2004, the Ministry of Finance issued the notification detailing terms, conditions and procedures for applying for a new bank license ("The Financial Sector Master Plan"). The notification details the operational structure of financial institutions which will result in having only commercial banks being able to accept public deposits. Currently, the Bank sold the shares in Book Club Finance PCL, its subsidiary, to the third party. For Siam Industrial Credit PCL, its associated company, the Ministry of Finance disapproved the set up as retail bank. The ultimate effect of the plan to the operations of such associated company cannot be presently determined.

7.3 Related-Party Transactions

The Bank has business transactions with related parties or persons. Interest rate of staff loans under the staff welfare scheme is charged in accordance with the Bank's regulations for such loans. Interest rate and other pricing for other related parties are at the same rate as in the normal course of business with the same business condition as general customers. The transactions with related parties or persons are as follows:

7.3.1 Loans, Deposits and Contingencies

Loans, deposits and contingencies to related parties or persons as at September 30, 2005 and December 31, 2004 are summarized as follows: (See Notes 7.6)

Unit : Million Baht

	CONSOLIDATED					
	September 30, 2005			December 31, 2004		
	Loans	Deposits	Contingencies	Loans	Deposits	Contingencies
Associated companies	3,587	892	2,361	4,312	565	1,900
Related Companies						
- 10 % to 20 % Ownership	389	66	79	404	34	83
- Shareholding through debt restructuring process	2,939	117	624	3,404	79	922
- Shareholding through other companies' debt restructuring process	299	78	8	516	114	21
Major shareholder (10 % to 20 % Ownership)	-	3,129	2	-	933	2
Subsidiaries and associated companies of major shareholder (which are not included in the above lists)	2,208	2,057	59	3,352	1,349	77
Companies owned / controlled by the Bank's directors / management	15	16	16	10	33	8
Officers from departmental managers upward	192	825	-	136	600	-
Total	9,629	7,180	3,149	12,134	3,707	3,013

Unit : Million Baht

	BANK					
	September 30, 2005			December 31, 2004		
	Loans	Deposits	Contingencies	Loans	Deposits	Contingencies
Subsidiaries	3,020	3,708	18	3,374	479	24
Associated companies	3,492	892	2,361	4,077	565	1,900
Related Companies						
- 10 % to 20 % Ownership	389	66	79	404	34	83
- Shareholding through debt restructuring process	2,939	117	624	3,404	79	922
- Shareholding through other companies' debt restructuring process	299	78	8	299	114	21
Major shareholder (10 % to 20 % Ownership)	-	3,129	2	-	933	2
Subsidiaries and associated companies of major shareholder (which are not included in the above lists)	2,208	2,057	59	3,352	1,349	77
Companies owned / controlled by the Bank's directors / management	15	16	16	10	33	8
Officers from departmental managers upward	192	825	-	136	600	-
Total	12,554	10,888	3,167	15,056	4,186	3,037

7.3.2 Investments

Investments in subsidiaries and associated companies as at September 30, 2005 and December 31, 2004 are described in Note 4.1.4.

Investments in related companies in which the Bank and subsidiaries are the shareholders and/or management are directors as at September 30, 2005 and December 31, 2004, are as follows:

Unit : Million Baht

Company	Type of Business	Paid-up Capital	September 30, 2005			
			CONSOLIDATED		BANK	
			Share Holding (%)	Net Investment	Share Holding (%)	Net Investment
10 % to 20 % Ownership						
Services						
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	4	10.0	4
Narathiwat Thani Co., Ltd.	Hotel	180	10.0	-	10.0	-
Siam Technology Service Co., Ltd.	IT. Consultancy	30	10.0	-	10.0	-
Premus (Thailand) Co., Ltd.	Building Management	13	10.0	1	10.0	1
Real Estate						
Thai Obayashi Corp., Ltd.	Construction	10	12.5	77	12.5	77
Others						
Fortis Co., Ltd.	Commerce	40	10.0	4	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	10.0	-
Siam Commercial Development Co., Ltd.	Holding	15	10.0	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Commerce	KYAT 1	10.0	1	10.0	1
Cargill Siam Co., Ltd.	Agriculture	48	16.7	8	10.0	5
WTA (Thailand) Co., Ltd.	Others	-	25.0	-	25.0	-
International Trader Co., Ltd.	Agriculture	20	10.0	2	-	-

KYAT = KYAT Currency

.../40

Unit : Million Baht

Company	Type of Business	Paid-up Capital	September 30, 2005 CONSOLIDATED Share Holding (%)	CONSOLIDATED Net Investment	BANK Share Holding (%)	BANK Net Investment
Shareholding through debt restructuring process						
Sri U Thong Co., Ltd.	Construction	1,072	42.1	-	42.1	-
Fuel Pipeline Transportation Co, Ltd.	Transportation	1,592	16.7	-	16.7	-
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	31.3	-
Mahachai Land Development Co., Ltd.	Real Estate	15	78.8	-	78.8	-
SG Land Co., Ltd	Real Estate	100	99.8	89	99.7	89
Zigma Concrete & Construction Co., Ltd.	Industry	108	58.8	-	58.8	-
Phoenix Land Development Co., Ltd.	Real Estate	500	97.6	-	97.6	-
Shareholding through other companies' debt restructuring process						
CBNP (Thailand) Ltd.	Assets rental	-	20.8	-	20.8	-
Siam Media & Communication Co., Ltd.	Holding	700	33.3	-	33.3	-
The Dheves Insurance PCL	Insurance	120	15.8	119	15.8	119
Donmuang International Airport Hotel Co., Ltd	Hotel	120	17.0	83	17.0	83
Nawa 84 Co., Ltd.	Holding	1,203	25.0	137	25.0	137
Total				525		520

Unit : Million Baht

Company	Type of Business	Paid-up Capital	December 31, 2004 CONSOLIDATED Share Holding (%)	CONSOLIDATED Net Investment	BANK Share Holding (%)	BANK Net Investment
10 % to 20 % Ownership						
Services						
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	10.0	5
Narathiwat Thani Co., Ltd.	Hotel	180	10.0	-	10.0	-
Siam Technology Service Co., Ltd.	IT. Consultancy	30	10.0	-	10.0	-
Premus (Thailand) Co., Ltd.	Building Management	13	10.0	1	10.0	1
Siam Medicare Co., Ltd.	Health Center	14	17.5	-	-	-
Real Estate						
Thai Obayashi Corp., Ltd.	Construction	10	12.5	77	12.5	77
Others						
Fortis Co., Ltd.	Commerce	40	10.0	4	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	10.0	-
Siam Commercial Development Co., Ltd.	Holding	15	10.0	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Commerce	KYAT 1	10.0	1	10.0	1
Cargill Siam Co., Ltd.	Agriculture	48	26.7	13	10.0	5
WTA (Thailand) Co., Ltd.	Others	-	25.0	-	25.0	-
International Trader Co., Ltd.	Agriculture	20	10.0	2	-	-

KYAT = KYAT Currency

Unit : Million Baht

Company	Type of Business	Paid-up Capital	December 31, 2004 CONSOLIDATED Share Holding (%)	CONSOLIDATED Net Investment	BANK Share Holding (%)	BANK Net Investment
Shareholding through debt restructuring process						
Sri U Thong Co., Ltd.	Construction	1,074	42.2	-	42.2	-
Fuel Pipeline Transportation Co., Ltd.	Transportation	1,592	16.7	-	16.7	-
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	31.3	-
BNH Medical Centre Co., Ltd.	Hospital	586	13.0	6	13.0	6
Mahachai Land Development Co., Ltd.	Real Estate	15	78.8	-	78.8	-
SG Land Co., Ltd.	Real Estate	100	99.8	89	99.7	89
Sigma Concrete & Construction Co., Ltd.	Industry	109	58.8	-	58.8	-
Shareholding through other companies' debt restructuring process						
Puen Pob Paet Co.,Ltd	Health Center	1	11.3	-	11.3	-
CBNP (Thailand) Ltd.	Assets rental	-	20.8	-	20.8	-
Siam Media & Communication Co., Ltd.	Holding	700	33.3	-	33.3	-
The Dheves Insurance PCL	Insurance	120	16.2	288	15.8	281
Donmuang International Airport Hotel Co., Ltd	Hotel	120	17.0	83	17.0	83
Nawa 84 Co., Ltd.	Holding	1,203	25.0	137	25.0	137
Total				706		689

7.3.3 Income and Expenses

Income and expenses between the Bank and subsidiaries, associated companies and related companies for the nine-month periods ended September 30, 2005 and 2004 are as follows:

Unit : Million Baht

	CONSOLIDATED							
	2005				2004			
	Income		Expenses		Income		Expenses	
	Interest	Other	Interest	Other	Interest	Other	Interest	Other
Associated companies	219	1,241	-	85	235	894	7	65
Major shareholder	-	-	15	10	-	-	-	9

Unit : Million Baht

	BANK							
	2005				2004			
	Income		Expenses		Income		Expenses	
	Interest	Other	Interest	Other	Interest	Other	Interest	Other
Subsidiaries	131	323	1	209	162	164	1	94
Associated companies	218	1,230	-	72	226	882	7	60
Major shareholder	-	-	15	10	-	-	-	9

.../42

Since May 10, 1999, the Ministry of Finance became the major shareholder of the Bank holding 38.8% of paid-up capital according to the August 14, 1999 - financial institution's capital support program. Other shareholders had the rights to purchase the shares from the Ministry of Finance. The Bank invested Baht 32,500 million received from the Ministry of Finance following the capital increment in government bonds and recorded these as held-to-maturity investments. On December 1, 2003, the Ministry of Finance had transferred approximately 24.8 % of paid-up capital to Vayupak I Fund ("the Fund"). On January 21, 2005, Ministry of Finance sold 12.3% of the Bank's paid-up capital to the Crown Property Bureau. Other transactions, if any, among the Bank and the Ministry of Finance and any other government agencies and the Fund arose from normal banking activities, which did not relate to the shareholding.

7.3.4 Sales of loans to Chatuchak Asset Management

During the nine-month period ended September 30, 2005, the bank sold loans and receivables of Baht 5,342 million to Chatuchak Asset Management at book value of Baht 1,513 million.

7.4 Disclosure of the Statements of Cash Flows of the AMC.

In accordance with the BOT's letter number Sor Nor Sor Wor 53/2543 dated January 7, 2000, relating to the operation regulation of the asset management company ("AMC"), the Bank is required to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Chatuchak Assets Management Co., Ltd. are as follows:

Chatuchak Assets Management Co., Ltd.
Statements of Cash flows
For the nine-month periods ended September 30, 2005 and 2004
"Unaudited"

Unit : Million Baht

	2005	2004
Cash flows from operating activities		
Net income (loss)	(26)	76
Items to reconcile net income (loss) to net cash received (paid) from operating activities :		
Bad debt and doubtful accounts	42	-
Amortization of discount on investment	(18)	(2)
Gain on sales of investment	(4)	(17)
Loss from sales of property foreclosed	2	-
Loss from diminution in value of property foreclosed	4	-
Accrued interest receivables	9	3
Income from operations before changes in operating assets and liabilities	9	60
Operating assets (increase) decrease		
Investment in receivables	(1,495)	(81)
Loans	2	240
Property foreclosed	6	21
Other assets	4	26
Operating liabilities increase (decrease)		
Other liabilities	1	(2)
Net cash provided by (used in) operating activities	(1,473)	264
Cash flows from investing activities		
Purchases of available-for-sale securities	(2,620)	(3,824)
Proceeds from sales and maturity of available-for-sale securities	6,764	7,443
Net cash provided by investing activities	4,144	3,619
Net increase in cash and cash equivalents	2,671	3,883
Cash and cash equivalents as at January 1,	10	58
Cash and cash equivalents as at September 30,	2,681	3,941

.../43

7.5 Segment Reporting

The significant financial position and the results from operations classified into domestic and foreign operations are shown below.

7.5.1 As at September 30, 2005 and December 31, 2004, the financial position classified into domestic and foreign operations are as follows:

Unit : Million Baht

	CONSOLIDATED					
	September 30, 2005			December 31, 2004		
	Domestic operations	Foreign operations	Total	Domestic operations	Foreign operations	Total
Total assets	782,045	14,539	796,584	751,747	13,147	764,894
Interbank and money market items (Assets)	28,922	51,593	80,515	27,734	30,703	58,437
Investment-net	97,874	8,204	106,078	113,933	12,397	126,330
Loans	588,114	6,863	594,977	557,941	1,982	559,923
Deposits	631,911	6,703	638,614	624,315	5,846	630,161
Interbank and money market items (Liabilities)	19,628	560	20,188	14,719	208	14,927
Borrowings	13,010	6,150	19,160	10,744	5,857	16,601
Contingencies	1,055,791	49,519	1,105,310	675,602	40,763	716,365

Unit : Million Baht

	BANK					
	September 30, 2005			December 31, 2004		
	Domestic operations	Foreign operations	Total	Domestic operations	Foreign operations	Total
Total assets	782,007	9,544	791,551	746,153	8,672	754,825
Interbank and money market items (Assets)	27,525	47,537	75,062	26,445	27,155	53,600
Investment-net	105,363	8,199	113,562	118,380	12,388	130,768
Loans	583,442	6,091	589,533	554,157	1,293	555,450
Deposits	632,648	2,424	635,072	622,775	1,943	624,718
Interbank and money market items (Liabilities)	22,587	561	23,148	14,760	208	14,968
Borrowings	12,782	6,150	18,932	10,353	5,857	16,210
Contingencies	1,055,791	48,990	1,104,781	675,602	40,446	716,048

7.5.2 The results of operations classified into domestic and foreign operations for the quarters ended September 30, 2005 and 2004 are as follows:

Unit : Million Baht

	CONSOLIDATED							
	2005				2004			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	8,276	740	(591)	8,425	6,678	288	(187)	6,779
Interest expenses	1,554	645	(591)	1,608	1,385	286	(187)	1,484
Net interest income	6,722	95	-	6,817	5,293	2	-	5,295
Non-interest income	4,557	120	-	4,677	3,385	120	-	3,505
Non-interest expenses	6,073	40	-	6,113	4,992	54	-	5,046
Income before income tax	5,206	175	-	5,381	3,686	68	-	3,754

.../44

Unit : Million Baht

	BANK							
	2005				2004			
	Domestic operations	**Foreign operations**	**Elimination**	**Total**	**Domestic operations**	**Foreign operations**	**Elimination**	**Total**
Interest and dividend income	8,191	699	(591)	8,299	6,552	272	(186)	6,638
Interest expenses	1,549	639	(591)	1,597	1,368	283	(186)	1,465
Net interest income	6,642	60	-	6,702	5,184	(11)	-	5,173
Non-interest income	3,878	76	-	3,954	2,847	103	-	2,950
Non-interest expenses	5,350	33	-	5,383	4,443	36	-	4,479
Income before income tax	5,170	103	-	5,273	3,588	56	-	3,644

7.5.3 The results of operations classified into domestic and foreign operations for the nine-month periods ended September 30, 2005 and 2004 are as follows:

Unit : Million Baht

	CONSOLIDATED							
	2005				2004			
	Domestic operations	**Foreign operations**	**Elimination**	**Total**	**Domestic operations**	**Foreign operations**	**Elimination**	**Total**
Interest and dividend income	23,145	1,941	(1,563)	23,523	19,547	737	(478)	19,806
Interest expenses	4,414	1,743	(1,563)	4,594	4,241	787	(478)	4,550
Net interest income	18,731	198	-	18,929	15,306	(50)	-	15,256
Non-interest income	12,738	445	-	13,183	15,333	369	-	15,702
Non-interest expenses	17,149	145	-	17,294	15,114	153	-	15,267
Income before income tax	14,320	498	-	14,818	15,525	166	-	15,691

Unit : Million Baht

	BANK							
	2005				2004			
	Domestic operations	**Foreign operations**	**Elimination**	**Total**	**Domestic operations**	**Foreign operations**	**Elimination**	**Total**
Interest and dividend income	22,879	1,835	(1,563)	23,151	19,105	695	(477)	19,323
Interest expenses	4,407	1,726	(1,563)	4,570	4,189	779	(477)	4,491
Net interest income	18,472	109	-	18,581	14,916	(84)	-	14,832
Non-interest income	10,797	360	-	11,157	13,554	314	-	13,868
Non-interest expenses	15,159	96	-	15,255	13,224	104	-	13,328
Income before income tax	14,110	373	-	14,483	15,246	126	-	15,372

.../45

7.6 Outstanding Loans, Deposits and Contingencies

Outstanding loans, deposits and contingencies between the Bank and subsidiaries, associated and related companies as at September 30, 2005 and December 31, 2004, are as follows:

Unit : Million Baht

	CONSOLIDATED					
	September 30, 2005			December 31, 2004		
	Loans	Deposits	Contin-gencies	Loans	Deposits	Contin-gencies
Associated Companies						
Finance & Insurance						
The Siam Industrial Credit PCL and affiliates	2	147	2	74	238	5
Siam Commercial New York Life Insurance PCL	-	76	-	-	52	-
SCB Leasing PCL	72	1	1,098	1,646	17	535
Vina Siam Bank (Vietnam)	-	8	-	-	1	-
Siam Panich Leasing PCL and affiliates	2,84	200	26	2,585	121	30
Finance & Insurance						
Service						
Siam Niti Law Office Co., Ltd.	-	11	1	-	8	1
Siam Cosmos Service Co., Ltd. And affiliates	-	33	-	-	24	-
Real Estate						
Christiani & Nielsen (Thai) PCL and affiliates	-	106	1,096	-	102	1,181
Others						
Saturn Inc. (Cayman Islands) and affiliates	-	304	-	7	2	-
Nobleclear holding (BVI) Ltd. (Germany)	-	6	138	-	-	148
Total associated companies	3,58	892	2,361	4,312	565	1,900
Related companies (10 % to 20 % Ownership)						
Service	-	32	2	-	27	2
Real Estate	-	2	75	-	1	81
Others	38	32	2	404	6	-
Total related companies (10% - 20%)	38	66	79	404	34	83
Related company (Shareholding through debt restructuring process)						
Sri U Thong Co., Ltd.	17	15	404	118	7	478
Fuel Pipeline Transportation Co., Ltd.	93	19	10	975	10	11
Thai Baroda Industries Co., Ltd.	1,05	9	121	1,159	1	383
BNH Medical Co., Ltd.		-	-	315	16	3
Phoenix Land Development Co., Ltd.		6	32	-	-	-
SG Land Co., Ltd. And affiliate	43	40	3	461	33	4
Mahachai Land Development Co., Ltd.	30	26	43	332	12	43
Zigma Concrete & Construction Co., Ltd.	3	2	11	44	-	-
Total related companies (Debt restructuring process)	2,93	117	624	3,404	79	922
Related Company (Shareholding through other companies' debt restructuring process)						
CBNP(Thailand) Co., Ltd.	29	-	-	299	-	-
Siam Media and Communication Co., Ltd. and affiliate		-	1	217	-	1
The Dheves Insurance PCL.		32	2	-	84	15
Donmuang International Airport Hotel Co., Ltd.		39	5	-	27	5
Nava 84 Co., Ltd. and affiliate		7	-	-	3	-
Total related companies (Other companies' debt restructuring process)	29	78	8	516	114	21

Unit : Million Baht

	CONSOLIDATED					
	September 30, 2005			December 31, 2004		
	Loans	Deposits	Contin-gencies	Loans	Deposits	Contin-gencies
Major shareholder (10 %-20 % Ownership)						
The Crown Property Bureau		3,129	2	-	933	2
Subsidiaries and associated companies of major shareholder (which are not included in the above lists)						
Subsidiaries		676	-	-	367	-
Associated Companies						
- Siam Sindhorn Co., Ltd.	1,81	60	5	1,813	65	5
- Others	39	1,321	54	1,539	917	72
Total related companies (Subsidiaries and associated companies of major shareholder)	2,20	2,057	59	3,352	1,349	77
Companies owned / controlled by the Bank's directors / management	1	16	16	10	33	8
Officers from departmental managers upward	19	825	-	136	600	-
Total	9,62	7,180	3,149	12,134	3,707	3,013

Unit : Million Baht

	BANK					
	September 30, 2005			December 31, 2004		
	Loans	Deposits	Contin-gencies	Loans	Deposits	Contin-gencies
Subsidiaries						
Finance & Insurance						
Chatuchak Asset Management Co., Ltd.	-	2,681	-	-	10	-
The Cambodian Commercial Bank Ltd.				-	14	-
(Cambodia)	-	146	-			
SCB Securities Co., Ltd.	-	126	-	-	114	4
The Book Club Finance PCL	-	-	-	213	-	-
The Samaggi Insurance PCL and affiliates	-	131	-	-	72	1
SCB Quant Asset Management Co., Ltd.	-	3	-	-	-	-
SCB Asset Management Co., Ltd.	-	8	-	-	11	-
Hunters Asset Management Co., Ltd.	-	-	-	-	13	-
Services						
SCB Business Services Co., Ltd.	-	44	-	-	29	-
SCB Training Centre Co., Ltd.	-	5	-	-	4	-
Siam Pitiwat Co., Ltd.	-	20	-	-	12	-
Sub Sri Thai Warehouse PCL	-	10	-	-	5	1
SCB Capital Service Co., Ltd.	-	107	-	-	41	-
Real Estate						
Mahisorn Co., Ltd.	3,020	31	18	3,158	34	18
Others						
Astrakhan Investment Ltd. (Hong Kong) and affiliates	-	396	-	3	120	-
Total subsidiaries	3,020	3,708	18	3,374	479	24

Unit : Million Baht

	BANK					
	September 30, 2005			December 31, 2004		
	Loans	Deposits	Contin-gencies	Loans	Deposits	Contin-gencies
Subsidiaries						
Associated Companies						
Finance & Insurance						
The Siam Industrial Credit PCL and affiliates	-	147	2	14	238	5
Siam Commercial New York Life Insurance PCL	-	76	-	-	52	-
SCB Leasing PCL	726	1	1,098	1,646	17	535
Vina Siam Bank (Vietnam)	-	8	-	-	1	-
Siam Panich Leasing PCL and affiliates	2,766	200	26	2,410	121	30
Service						
Siam Niti Law Office Co., Ltd.	-	11	1	-	8	1
Siam Cosmos Service Co., Ltd. And affiliates	-	33	-	-	24	-
Real Estate						
Christiani & Nielsen (Thai) PCL and affiliates	-	106	1,096	-	102	1,181
Others						
Saturn Inc. and affiliates	-	304	-	7	2	-
Nobleclear holding (BVI) Ltd. (Germany)	-	6	138	-	-	148
Total associated companies	3,492	892	2,361	4,077	565	1,900
Related companies (10 % to 20 % Ownership)						
Service	-	32	2	-	27	2
Real Estate	-	2	75	-	1	81
Others	389	32	2	404	6	-
Total related companies (10% - 20%)	389	66	79	404	34	83
Related company (Shareholding through debt restructuring process)						
Sri U Thong Co., Ltd.	172	15	404	118	7	478
Fuel Pipeline Transportation Co., Ltd.	934	19	10	975	10	11
Thai Baroda Industries Co., Ltd.	1,055	9	121	1,159	1	383
BNH Medical Co., Ltd.	-	-	-	315	16	3
Phoenix Land Development Co., Ltd.	-	6	32	-	-	-
SG Land Co., Ltd. and affiliate	435	40	3	461	33	4
Mahachai Land Development Co., Ltd.	304	26	43	332	12	43
Zigma Concrete & Construction Co., Ltd.	39	2	11	44	-	-
Total related companies (Debt restructuring process)	2,939	117	624	3,404	79	922
Related Company (Shareholding through other companies' debt restructuring process)						
CBNP(Thailand) Co., Ltd.	299	-	-	299	-	-
Siam Media and Communication Co., Ltd. and affiliate	-	-	1	-	-	1
The Dheves Insurance PCL.	-	32	2	-	84	15
Donmuang International Airport Hotel Co., Ltd.	-	39	5	-	27	5
Nava 84 Co., Ltd. and affiliate	-	7	-	-	3	-
Total related companies (Other companies' debt restructuring process)	299	78	8	299	114	21

.../48

Unit : Million Baht

	BANK					
	September 30, 2005			December 31, 2004		
	Loans	Deposits	Contin-gencies	Loans	Deposits	Contin-gencies
Major shareholder (10 %-20 % Ownership)						
The Crown Property Bureau	-	3,129	2	-	933	2
Subsidiaries and associated companies of major shareholder (which are not included in the above lists)						
Subsidiaries	-	676	-	-	367	-
Associated Companies						
- Siam Sindhorn Co., Ltd.	1,813	60	5	1,813	65	5
- Others	395	1,321	54	1,539	917	72
Total related companies (Subsidiaries and associated companies of major shareholder)	2,208	2,057	59	3,352	1,349	77
Companies owned / controlled by the Bank's directors / management	15	16	16	10	33	8
Officers from departmental managers upward	192	825	-	136	600	-
Total	12,554	10,888	3,167	15,056	4,186	3,037

7.7 Events Occurring After The Balance Sheet Date

7.7.1 4,467,340 preferred shares have been converted into 4,467,340 ordinary shares. The Bank registered the conversion of preferred shares with the Ministry of Commerce on October 7, 2005.

7.7.2 The Bank's subordinated convertible bonds, which were issued on October 16, 1998, amounting to Baht 670 million, have been converted into 22,319,223 ordinary shares at Baht 30 each. The Bank registered the change in paid-up capital to Baht 33,992 million with the Ministry of Commerce on October 25, 2005.

7.7.3 These financial statements have been approved by the Bank's authorized director on November 9, 2005.